Form 20-F
period 2017-10-31
BEARING LITHIUM CORP.
filed 2018-05-21
CIK 1703253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288
Expires: July 31, 2018
Estimated average burden hours per.…2645.52

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number ______________________________

BEARING LITHIUM CORP.
(Exact name of Registrant as specified in its charter)

 ___________________________________

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1400-1111 W Georgia St.

Vancouver, BC

Canada V6E 4G2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close period covered by the annual report.

On October 31, 2017, there were a total of 54,654,131 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES   ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ YES   ☐ NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ YES   ☒ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ YES   ☒ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued
by the International Accounting
Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ ITEM 17   ☐ ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES   ☒ NO

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the company issues more than $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

PART I

This annual report contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders and prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this annual report, unless otherwise stated, all dollar amounts are expressed in Canadian dollars ("$"). "US$" refers to United States dollars. The financial statements and summaries of financial information contained in this annual report are also reported in Canadian dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), unless expressly stated otherwise.

As used in this annual report, the terms "we", "us", "our", "our company", "the Company", Bearing, and “Bearing Lithium” refer to Bearing Lithium Corp. (formerly Bearing Resources Ltd.) and its subsidiaries, including Li3 Energy, Inc. (“Li3 Energy”), a Nevada company, and its subsidiaries Li3 Energy Peru SRL (“Li3 Peru”), a Peru limited liability company; Alfredo Holdings, Ltd. (“Alfredo”), an exempted limited company incorporated under the laws of the Cayman Islands; and Li3 Energy Copiapó, SA (“Li3 Copiapó”), a Chilean corporation, which is a subsidiary of Alfredo.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Form 20-F filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an Annual Report.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected historical financial data for our company for the fiscal years ended October 31, 2017, and 2016, 2015, 2014 and 2013, respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars. Selected historical financial data for the fiscal years ended October 31, 2017 and October 31, 2016 was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 — Operating and Financial Review and Prospects" beginning at page 25.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended October 31
	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)
Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expenses	3,437,818	467,579	178,050	238,501	816,273
Comprehensive Loss	5,056,514	98,920	512,298	255,277	1,411,529
Loss Per Share Basic and Diluted	0.20	0.01	0.08	0.01	0.05
Common Shares Outstanding	30,204,541	9,677,738	8,677,789	12,367,410	12,111,358

Statement of Financial Position Data	As at October 31
	2017 (audited) ($)	2016 (audited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)
Current Assets	3,312,148	2,499,126	578,607	740,995	972,761
Current Liabilities	1,202,165	45,779	22,419	17,491	33,109
Working Capital	18,614,860	2,475,344	826,459	723,504	939,652
Total Liabilities and Shareholders' Equity	19,817,025	2,521,123	848,878	1,356,248	1,611,120
(Deficit) Retained Earnings	(17,965,125)	(12,973,342)	(12,877,689)	(12,367,410)	(12,111,358)

B. Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

C. Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

D. Risk Factors

In addition to the other information presented in this annual report, the following should be considered carefully in evaluating our company and its business. This annual report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this annual report.

Risks Factors Related to Mineral Exploration and Development

Bearing is engaged in the business of mineral exploration and development. Except where otherwise noted, the following risk factors relate to the mineral exploration and development activities of Bearing, either directly or through its joint venture partners:

Bearing’s mineral properties are in the exploration stage. Although the presence of lithium and potassium resources has been established at Bearing’s SLM Litio 1-6 mining concessions (which form a part of the Maricunga Project), there is no assurance that the operators of the concessions can obtain the requisite permits to extract all of those resources, or that such resources can be extracted economically. Furthermore, Bearing has not established the existence of mineral resources on any of its other properties in commercially exploitable quantities. Until Bearing can establish the existence of economically recoverable resources on its properties (or, in the case of the SLM Litio 1-6 concessions, obtain the requisite extraction permits) it cannot earn any revenues from operations which may cause its businesses to fail.

Although the presence of lithium and potassium resources has been established on Bearing’s SLM Litio 1-6 mining concessions (which form a part of the Maricunga Project), a feasibility study to determine whether those resources are economically recoverable has yet to be completed. Furthermore, Bearing will require additional permits to exploit the lithium resources present on the SLM Litio 1-6 concessions, which may not be granted by the relevant authorities. Meanwhile, despite exploration work on its other mineral properties, Bearing has not established that any of those properties contain mineral reserves, and there cannot be any assurance that mineral reserves will be established. If Bearing fails to establish the feasibility, or secure permission, required to extract the mineral resources on the SLM Litio 1-6 concessions, or fails to establish mineral reserves on its other properties, we may be unable to recoup the losses incurred in the exploration activities, and our business could fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/about/forms/industryguides.pdf) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability Bearing’s or Bearing’s mineral resource properties do not contain any “reserve” and any funds that Bearing spends on exploration will probably be lost.

Even if Bearing does eventually discover a mineral reserve on one or more of its properties, or establishes the feasibility of production from the SLM Litio 1-6 concessions, there can be no assurance that we will be able to develop those properties into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond Bearing’s control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if Bearing discovers a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If Bearing cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Bearing will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If Bearing cannot accomplish these objectives, our business could fail.

Bearing believes that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and Bearing may not be able to comply with those amended laws. Further, there can be no assurance that Bearing will be able to obtain or maintain all permits necessary for our future operations, or that Bearing will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, Bearing may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Where Bearing establishes the existence of a mineral resource in a commercially exploitable quantity, we will require additional capital in order to develop that resource into a producing mine. If Bearing fails to raise this additional capital, we will not be able to exploit the resource, and our business could fail.

Where Bearing discovers mineral resources in commercially exploitable quantities on any of our properties, (as in the case of Bearing’s SLM Litio 1-6 concessions, where lithium and potassium resources have been established) we will be required to expend substantial sums of money to establish the extent of the resource, secure requisite permits, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Bearing may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Bearing will be able to raise the funds required for development on a timely basis. If Bearing cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. Bearing does not currently insure against these risks. In the event of a cave-in or similar occurrence, Bearing’s liability may exceed its resources, which would have an adverse impact on our business.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Bearing’s operations will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if Bearing discovers a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure, or against which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Bearing does not currently maintain any insurance coverage against these operating hazards and we do not anticipated that we will maintain such insurance coverage in the future. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on Bearing.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Bearing expects to derive revenues, if any, either from the sale of our mineral resource properties or from the extraction and sale of lithium and/or associated byproducts. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Bearing’s control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of Bearing’s exploration properties and projects, cannot accurately be predicted.

Title to properties in which Bearing retains an ownership interest may be challenged, impugned or revoked or be subject to undetected defects, which may result in the loss of all or a portion of Bearing’s rights or interests.

Although Bearing has exercised customary due diligence with respect to determining title to our properties, there can be no assurance that our rights or interests will not be challenged, impugned or revoked. Bearing’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by undetected defects. If a title defect exists, it is possible that Bearing may lose all or a portion of our interest in the applicable property(ies). Until any competing rights or interest to its properties have been determined, there is no assurance as to the validity of Bearing’s rights or interest to any properties. In addition, Bearing may be unable to operate our properties as permitted, or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action.

The mining industry is highly competitive and there is no assurance that Bearing will continue to be successful in acquiring mineral claims. If Bearing cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely un-integrated. Bearing competes with other exploration companies looking for mineral resource properties. While Bearing competes with other exploration companies in the effort to locate and acquire mineral resource properties, Bearing will not compete with them for the removal or sales of mineral products from its properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, Bearing will likely be able to sell any mineral products that we identify and produce.

In identifying and acquiring mineral resource properties, Bearing competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect Bearing’s abilities to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Bearing will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Bearing’s mineral operations are subject to applicable Chilean law and government regulation, which could restrict or prohibit the exploitation of any mineral resources which Bearing may discover on our Chilean properties.

Both mineral exploration and extraction in Chile require obtaining mining concessions as well as permits from various foreign, federal, state, provincial and local governmental authorities, as the case may be, and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Bearing will be able to obtain or maintain any of the mining rights and permits required for the continued exploration of mineral properties, or the construction and operation of a mine on our properties (especially but not limited to extracting lithium), or that we will be able to obtain or maintain any of such rights and permits at economically viable costs.

The Chilean Organic Constitutional Law on Mining Concessions, and the Chilean Mining Code provide that lithium may not be granted in a mining concession initiated after January 1, 1979. As a result, only mining exploitation concessions initiated before January 1, 1979 are authorized for the exploitation of lithium. For all other cases, the Mining Code expressly provides that the exploration or exploitation of “non-concessible” substances (including lithium) can be performed only directly by the State of Chile, or its companies, or by means of administrative concessions or special operation contracts (known as Special Lithium Operations Contracts) fulfilling the requirements and conditions set forth by the President of Chile for each case. Additionally, Law 16,319, which created the Chilean Nuclear Energy Commission ( NEC), provides in its article 8 that, for reasons of national interest, any act or contract in connection with lithium will require the previous authorization of NEC (or have NEC as a party thereto). Once any such authorization is granted to an applicant, NEC is not authorized to amend it or terminate it, nor the applicant to assign it, for reasons other than those set forth in the resolution granting it. The Chilean government is currently reviewing this law to allow private companies to exploit lithium.

Because the constitution process of the Cocina, San Francisco, Despreciada, and Salamina Mining Concessions was initiated before January 1, 1979, the Maricunga Joint Venture, as the owner of those Concessions (through its joint venture company Minera Salar Blanco S.A.), is authorized to exploit lithium in the area covered by those concession. However, because the constitution process of the SLM Litio 1-6 mining concessions was initiated in 2000, the Maricunga Joint Venture is not authorized to exploit lithium in the area covered by such concessions, unless it also obtains a Special Lithium Operations Contract authorizing such exploitation. At the date of this report there is no assurance that the Chilean Government will begin another Special Lithium Operations Contract application process. If the Maricunga Joint Venture is not successful in obtaining a Special Lithium Operations Contract for the SLM Litio 1-6 mining concessions, it will be prohibited from extracting lithium from those concessions (although we may extract potash from the concessions), which will have an adverse effect on our plan of operations and potential profitability.

Bearing will require additional capital in order to finance the development of the Maricunga Project into a producing mine. If Bearing is unable to finance our approximately 17.7% share of development expenses for the project once permits are obtained, our ownership interest in the project will be diluted.

On July 20, 2016, Minera Salar Blanco S.A (MSB) entered into an agreement in principle with Lithium Power International Limited (“LPI”), an Australian company, regarding a joint venture to explore and develop the Maricunga Project in accordance with a term sheet dated July 14, 2016. On August 30, 2016, Bearing’s wholly owned subsidiary, Li3 Energy, entered into an agreement with MSB, pursuant to which, Li3 and MSB, as the then current shareholders of Minera Li, agreed to proceed with the transactions contemplated by the term sheet (the “Transaction”), resulting in a restructuring of the parties respective positions in the Maricunga Project.

As part of the Transaction, Mineral Li and MSB agreed to contribute their Maricunga lithium brine assets to a new joint venture (the “Maricunga JV”) and LPI agreed to contribute $27.5 million in cash to the Maricunga JV to cover exploration and development costs for the next 2.5 years until the completion of a definitive feasibility study in late 2018. Following the completion of the Transaction, Bearing (through Li3) will own a direct 17.67% equity interest of the Maricunga JV, with LPI and MSB owning 50.0% and 32.33%, respectively. Li3 will be entitled to appoint one director of the Maricunga JV (so long as it holds at least 10% of the equity interests of the joint venture), with LPI and MSB holding three and two director seats, respectively.  The ownership interest of parties in the Maricunga JV are outlined in the following figure:

Pursuant to the Shareholders Agreement, LPI has agreed to provide funding for Li3’s share of the development of the Maricunga Project until construction permits are in place. To continue developing the property from the permit stage into a producing mine, Bearing will need to fund our 17.7% share of the development costs or risk dilution of our 17.7% ownership interest. Bearing currently does not have any contracts or firm commitments for additional financing. There can be no assurance that additional financing will be available in amounts or on terms acceptable to Bearing in order to prevent dilution of its ownership interest.

Newer battery and/or fuel cell technologies could decrease demand for lithium over time, which could significantly Bearing’s prospects and future revenues.

Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could impact demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. Advances in nanotechnology, in particular, offer the prospect of significantly better batteries in the future. For example, researchers at Stanford University have recently demonstrated ultra-lightweight, bendable batteries and super capacitors made from paper coated with ink made of carbon nanotubes and silver nanowires; the material charges and discharges very quickly, making it potentially useful in hybrid and electric vehicles, which need rapid power for acceleration and would benefit from quicker charging than is available with current technologies. Bearing cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. While lithium battery technology is currently among the best available for electronics, vehicles and other applications, commercialized battery technologies that offer superior weight, capacity, charging time and/or cost could significantly adversely affect the demand for lithium in the future and thus could significantly adversely impact Bearing’s prospects and future revenues.

Lithium and potash prices are subject to unpredictable fluctuations, making it difficult to predict the economic viability of the exploration properties and projects in which Bearing retains an ownership interest.

Bearing may derive revenues, if any, from income or loss from our equity investment in the Maricunga Joint Venture, or from the sale of our equity interest in the Maricunga Joint Venture. The Maricunga Joint Venture will derive its revenues, if any, either from the extraction and sale of lithium and potash, as well as other potentially economic salts produced from the lithium salar brines, or from the sale of its mineral resource properties. The price of these commodities may fluctuate widely, and is affected by numerous factors beyond Bearing’s control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the price of these minerals, and therefore the economic viability of any of the Maricunga Joint Venture´s exploration properties and projects, cannot accurately be predicted.

Compliance with environmental and other government regulations could be costly and could negatively impact development and exploitation of the Maricunga Project, and adversely affect Bearing’s operating results.

The Maricunga Project requires, as a condition precedent for commencing any extracting activity, the submission of an environmental impact study for approval by the Chilean environmental authorities. The process to obtain the approval of an environmental impact study includes, among other things, the opinion and approval of all relevant environmental authorities having jurisdiction over the project. Once the environmental impact study is approved, no sectional environmental permit can be denied. The developer of the Maricunga Project also needs to obtain all non-environmental permits necessary to carry out exploration and exploitation mining activities in the area. The environmental impact assessment system regulated in law 19 300 considers the inclusion of the mitigation measures to protect the habitat of vulnerable animals in the area which should be included by Bearing in the environmental impact study or statement, as applicable. There is no guarantee that the requite environmental and non-environmental approvals to commence production at the Maricunga Project will be obtained, or, if obtained, that the environmental mitigation requirements or other conditions of such approval will allow for economic production, either of which would adversely affect Bearing’s operating results.

Bearing may be unable to amend the salt mining claims that we are seeking to acquire for the purposes of lithium extraction.

Bearing’s business plan includes acquisition, exploration and development of lithium and potassium brine properties. However, Bearing may pursue this goal by acquiring salt-mining claims and/or options or other interests in salt-mining claims or other types of claims, which Bearing intends to seek to have amended to permit lithium extraction. There can be no assurance that Bearing will be successful in amending any such claims in a timely or profitable manner, if at all.

Bearing may not be able to acquire additional mineral properties.

Bearing’s most significant asset is its 17.7% interest in the Maricunga Project pursuant to a joint venture arrangement with Minera Salar Blanco SpA and Lithium Power International Limited (at 32.3% and 50%, respectively). If Bearing loses, abandons or otherwise dispose of its interest in the Maricunga Project, there is no assurance that Bearing will be able to acquire any additional mineral properties of merit.

Lithium Power International and Minera Salar Blanco SpA, which together hold a controlling interest in the Maricunga Project, may decide that they do not wish to continue with the development of Minera Li´s assets.

If Bearing’s joint venture partners decide that they do not wish to continue with the development of the Maricunga Project, Bearing may be unable to execute its business plan for developing the project, which could significantly adversely impact Bearing’s prospects and future revenues.

Risks Associated with Our Business

Our company may have insufficient capital in the future to meet production demands and continue its operations.

As at October 31, 2017 we had a working capital of $2,109,983. In the Company’s audited financial statements for the fiscal year ended October 31, 2017, our auditor stated there were material uncertainties that cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in the Republic of Chile, the State of Nevada, and the Yukon Territory of Canada, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel. The loss of any of these people would have a material adverse effect on us.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these director and officers may conflict with the interests of our Company. Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

Risks Relating to Bearing’s Common Shares

If Bearing’s business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for Bearing’s expenses, liabilities or obligations beyond their total original capital contributions, should our company suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

The price of our Common Shares has been and may continue to be volatile.

The trading prices for our common stock on the TSX Venture Exchange (where our stock has traded since June 10, 2011) and on the OTCQ electronic quotation system, have been and will likely to continue to be highly volatile.

Factors that could adversely affect the price of our Common Shares include:

•	fluctuations in our operating results;
•	fluctuations of mineral commodity prices;
•	changes governmental regulation;
•	negative exploration results;
•	inclement exploration conditions;
•	litigation;
•	general stock market and economic conditions;
•	number of shares available for trading (float); and
•	inclusion in or dropping from stock indexes.

As a “foreign private issuer”, our Company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Securities Exchange Act of 1934. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of an unlimited number of Common Shares without par value. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of our Company.

Our Company does not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the market price of our common shares. This may never happen and investors may lose all of their investment in our Company.

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are subject to “penny stock” rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common Shares in the United States and shareholders may find it more difficult to sell their shares.

Compliance with U.S. securities laws, including the Sarbanes-Oxley Act, and Canadian securities laws, will be costly and time-consuming.

Bearing is a reporting company under U.S. securities laws and is obliged to comply with the provisions of applicable U.S. laws and regulations, including the Securities Act of 1933 (the “Securities Act”), the Exchange Act, and the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, and the rules and regulations of the relevant U.S. market, in each case, as amended from time to time. Similarly, Bearing is a reporting company under Canadian securities laws, and is obliged to comply with the provisions of applicable Canadian laws and regulations, including national and provincial securities regulations, and the policies of the TSXV. Preparing and filing annual and quarterly reports and other information with the SEC, applicable provincial securities regulators, and the TSXV, furnishing audited reports to stockholders and other compliance with these rules and regulations will involve a material increase in regulatory, legal and accounting expenses, and the attention of management, and there can be no assurance that we will be able to comply with the applicable regulations in a timely manner, if at all.

We do not expect to pay dividends on our common stock for the foreseeable future, and investors may lose the entire amount of their investment.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their Bearing shares, nor can we assure that stockholders will not lose the entire amount of their investment in Bearing. Our stockholders may lose the entire amount of their investment in our Company.

State Blue Sky registration - potential limitations on resale of the shares.

The holders of our common shares, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the securities to be a limited one. Our management may seek coverage and publication of information regarding us in an accepted publication which permits a “manuals exemption.” This manuals exemption permits a security to be sold by shareholders in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer’s balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor’s, and Mergent, Inc. Many states expressly recognize these manuals. A smaller number of states declare that they recognize securities manuals, but do not specify the recognized manuals. Among others, the following states do not have any provisions and, therefore, do not expressly recognize the manuals exemption: Alabama, California, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont, and Wisconsin. Importantly, there is no guarantee that our management will take the steps necessary to obtain a manuals exemption, or that a manuals exemption will be available to our Company.

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive and volatile exploration mining industry.

Our success depends to a significant degree upon the continued contributions of the principal members of our management team, who perform important functions and would be difficult to replace. Our ability to attract and retain highly skilled personnel will be a key factor in our future success.

Since certain of our officers and directors are located in Canada or Chile, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our company is organized under the laws of the Province of British Columbia, Canada and certain of our officers and directors are residents of Canada or Chile. While it is possible to enforce certain federal or state judgements obtained in the U.S. abroad, the United States is not party to any bi-lateral or multilateral treaty with any country regarding the recognition and enforcement of judgements. Therefore, the enforcement process is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada or in Chile, it may be impossible to affect service of process within the United States on the company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian or Chilean court may not permit an original action in their jurisdiction, or enforce in their jurisdiction a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Our management is free to devote time to other ventures, and shareholders may not agree with their allocation of time.

Our officers and directors devote a substantial amount of their time to the management and operation of the company’s business. Management is not however, contractually required to manage or direct the Company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the Company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the fiber optic industry. Our officers and directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises, at a meeting of the board of directors of our Company, any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Bearing is a Canada based company which has been focused on exploration for precious and base metals in North and South America. Bearing was incorporated on January 13, 2011 as 0900353 B.C. LTD, a wholly owned subsidiary of Valley High Ventures Ltd. On March 25, 2011, Levon Resources Ltd. (“Levon”) acquired Valley High, the predecessor corporation to the Company, by way of a court-approved plan of arrangement, at which time Bearing began operating as a standalone entity. Bearing shares commenced trading on the TSX Venture Exchange on June 10, 2011 (BRZ.V). Effective May 11, 2017, Bearing changed its name to Bearing Lithium Corp.

On March 14, 2016 Bearing terminated a proposed corporate reorganization that would have changed the Company’s business from mineral exploration into a film, television and digital media company. The reorganization would have included the reverse takeover of Bearing by Odyssey Media Inc. and the concurrent disposition of Bearing’s mineral properties in exchange for shares of Commander Resources Ltd.

On September 23, 2016 Commander Resources Ltd. acquired all of Bearing’s mineral assets in Mexico and Canada with the exception of four 100% owned properties (HY-Jay, VBA, VM and Big), all in the Yukon, in exchange for 12 million common shares of Commander and a cash payment of $15,000.

Effective August 22, 2016, Bearing consolidated its issued and outstanding common shares and stock options on the basis of one post-consolidation common share for every four pre-consolidation common shares. As a result of the share consolidations, the number of shares and options presented in the MD&A and consolidated financial statements and the exercise price for each option, the calculated weighted average number of common shares issued and outstanding for the purpose of loss per share calculation are based on the post consolidation shares for all years presented.

General Development of our Business since Incorporation

On November 23, 2016, Bearing entered into a letter of intent (the “LOI”) pursuant to which Bearing was granted the exclusive right to negotiate the acquisition of Li3 Energy Inc. (“Li3”) for a period of 30 days. Under the terms of the LOI, the anticipated compensation to be paid by Bearing would be the issuance of 16,000,000 common shares and the assumption of the all of the debts and liabilities of Li3, in an aggregate amount not to exceed $1.7 million. On December 7 2016, Bearing announced it had entered agreements with holders of convertible notes of Li3. Pursuant to such agreements, on closing of the acquisition of Li3, Bearing agreed to repay the outstanding US$525,000 owed to the noteholders plus accrued interest in addition to a 22% bonus payment (collectively, the “Outstanding Debt”). Bearing also agreed to cover the noteholders legal expenses up to US$15,000. Approximately US$350,000 of the Outstanding Debt would be settled by the issuance of units of the Company to be issued at a price of $0.40 each. Each unit will be comprised of one common share and one-half warrant. Each whole warrant will entitle the holder to acquire an additional common share for one year following the close of the proposed transaction.

On January 3, 2017, Bearing entered into a property purchase agreement with Golden Predator Mining Corp. (“Golden”), pursuant to which Golden agreed to purchase all of Bearing’s interest in certain mineral claims in the Yukon Territory known as the HY Jay, VM, VBA and Big properties. As partial consideration for the purchase agreement, Golden will pay to Bearing an aggregate fee of $275,000, payable over 48 months from the execution date of the purchase agreement. In addition, Golden will issue shares according to the following schedule:

-	35,000 common shares on date of execution (Issued January, 2017);
-	50,000 common shares 8 months after date of execution; and
-	Common shares equal to $600,000 on the 20 month, 32 month and 48 month anniversary of the execution date.

Under the terms of the purchase agreement, Golden will also grant to Bearing a 2% net smelter royalty (“NSR”) on certain claims and a 1% NSR on the remaining claims. Golden has the right to re-purchase 50% of the NSR for $1,000,000 at any time.

On January 27, 2017, Bearing entered into an agreement and plan of merger with Li3. Pursuant to the agreement, a newly-formed wholly owned subsidiary of the Company will merge with Li3, with Li3 surviving the merger as a wholly owned subsidiary of the Company. At the effective time of the merger, each common share of Li3 will be converted into the right to receive common shares of the Company for an aggregate of 16,000,000 shares. As a result Li3 shareholders will receive approximately 43% of the Company’s issued common shares. Option and warrant holders of Li3 will also receive the right to receive options and warrants of the Company on a one to one basis.

On February 7, 2017, the Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims located in Esmeralda County, Nevada. To complete the purchase, the Company paid US $60,000 (CDN $81,900) in cash and issued 1,400,000 common shares of the Company with a fair value of $1,596,000. On September 25, 2017 the Company entered into an option agreement with First Division Ventures Inc. (“First Division”) whereby First Division could acquire 100% of certain mining claims. To exercise the Option, First Division is required to make a cash payment of $20,000, issue 200,000 common shares within 10 days of execution of the agreement and issue further 4,000,000 common shares by the third anniversary of the agreement. As a result of the agreement the Company determined that the carrying value of the property should be recorded at the estimated fair value of the consideration to be received of $120,500 and recorded an impairment charge of $1,624,694.

On May 8, 2017, in connection with the acquisition of 81 lode claims located in Esmeralda County, Nevada (the “Acquisition”), the Company issued 73,990 common shares with a fair value of $63,631 and paid $3,663 as a finder’s fee.

On September 28, 2017 the shareholders of Li3 Energy, Inc. “Li3” approved an agreement and plan of merger (the “Merger Agreement”) entered between the Company and Li3 whereby Bearing acquired all the issued and outstanding shares of Li3. Pursuant to the Merger Agreement, Bearing, LI Acquisition Corporation (“Sub”), a newly formed wholly owned subsidiary of the Company, merged with and into Li3 (the “Merger”), with Li3 surviving the Merger as a wholly owned subsidiary of Bearing. In exchange the Li3 common stock was converted into an aggregate of 16,000,000 Bearing common shares.

In connection with the agreement with Li3, the Company agreed to repay the principal of $525,000 of convertible debt owed by Li3 plus a 22% interest bonus. As a result, the Company issued 1,685,568 units. Each unit comprising of one common share and one-half warrant. Each whole warrant entitling the holder to acquire an additional common share for one year following the close of the transaction. The fair value of the shares on the date of closing was $1,281,032. The fair value of the share purchase warrants was $246,421. The company also paid a finder’s fee of 949,540 shares with a fair value of $721,650.

As a result of the acquisition, Bearing holds 17.67% interest in Minera Salar Blanco S.A. (“MSB SA”) through its ownership of Li3. MSB SA’s primary asset is a lithium and potassium exploration project located in the northeast section of the Salar de Maricunga in Region III of Atacama in northern Chile (he “Maricunga Project”). In February 2018, Lithium Power International (LPI), the Company’s joint venture partner in the Maricunga Project agreed to accelerate its outstanding payments of US$7.53 million by March 1st, 2018 to satisfy its earn-in. The Maricunga Project is held by a joint-venture company, MSB SA, which is owned by Bearing Lithium (17.7%), Minera Salar Blanco SpA (32.3%) and LPI(50%).

Including the US$7.53 million pre-payment by LPI, the joint-venture operating company (MSB SA) will have a treasury of approximately US$9.7 million. Based on current budgets and development timelines, the project is fully-funded without any expected contribution from Bearing Lithium or MSB for the 2018 development program which includes the delivery of the Definitive Feasibility Study (DFS), completion of environmental studies and submission of permits. Any expenditures in excess of the current treasury would require approval from at least five out of the six board members of the joint-venture company and contributions would be pro-rated based on ownership interests. To continue developing the property from the permit stage into a producing mine, the Company will need to fund its 17.7% share of the development costs or risk dilution of its 17.7% ownership interest. The required funding will be determined based on an annual business plan with an itemized project budget.

Developments Subsequent to October 31, 2017

On November 22, 2017, the Company paid US$620,963 (Cdn$792,348) to settle the balance outstanding owed on the loan from Minera Salar Blanco SpA to Li3 Energy, Inc.

Subsequent to October 31, 2017, the Company issued 533,000 shares common shares pursuant to the exercise of 533,000 warrants for proceeds of $343,225.During the three months ended January 31, 2018, the Company issued 100,000 common shares pursuant to the exercise of stock options at $0.23 per share for proceeds of $23,500. Previously recognized grant date fair value of $11,392 was reclassified from contributed surplus to common shares.

During the three months ended January 31, 2018, the Company issued 433,000 common shares pursuant to the exercise of stock options at $0.80 per share for proceeds of $346,400. Previously recognized grant date fair value of $93,875 was reclassified from contributed surplus to common shares.

Pursuant to the September 25, 2017 option agreement with the Company, First Division Ventures Inc. exercised its option to acquire a 100% interest in certain mining claims of the Fish Lake Valley Property by paying $20,000 and issuing 20,000 common shares. To complete the acquisition, First Division was required to issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement (September 25, 2020), and to carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. The Company was to retain a 3% NSR without a buy-back or repurchase right.

However, on May 2, 2018, First Division and Bearing entered into an amended and restated property option agreement whereby the acquisition by First Division will be reduced to a 50% interest in the 81 lode claims of the Fish Lake Valley Property, subject to the issuance of an additional 3,000,000 common shares (reduced from 4,000,000) to Bearing by the third anniversary of the Agreement (September 25, 2020), and to First Division’s completion of a $1,500,000 work program (reduced from $3,000,000) prior to the third anniversary of the Agreement, including $60,000 on or before September 25, 2018, $440,000 on or before September 25, 2019 and $1,000,000 on or before September 25, 2020. In order for the obligation to be satisfied, the shares of First Division must become publically listed on a the Canadian Securities Exchange or the TSX Venture Exchange. The amended agreement provides that Bearing and First Division will form a joint venture to explore the Fish Lake Project, with First Division serving as operator.

The Company announced that its Board of Directors has approved, in principle, a strategic reorganization of the Company’s assets pursuant to which the Company would spin off its holdings of common shares of Commander Resources Ltd. (TSX-V: CMD), as well as its interests in exploration projects in the gold district of the Yukon and a lithium project in Nevada into a newly incorporated subsidiary. Bearing will continue to hold its interest in the Maricunga Project.

B. Business Overview

We are a mining and exploration company listed on the TSX Venture Exchange, trading under the symbol “BRZ”. Our common shares are also quoted under the symbol “BRGRF” on the OTCQB tier of the OTC Markets electronic quotation system, and on the Frankfurt Stock Exchange under the symbol “B6K1”.

Bearing is an exploration and development company primarily focused on lithium. Our acquisition of Li3 has enabled us to acquire an interest in the advanced-stage Maricunga Project located in Chile, which represents one of the highest-grade lithium brine development opportunities in the Americas. With the transaction now completed, the company plans to focus on working with its partners to advance the pre-production lithium project in Chile. Bearing has a free carry through Definitive Feasibility Study (DFS) permitting and filing of environmental reports.

The Company may need additional funding in the near future through either equity or debt financing to acquire new projects and further develop its remaining portfolio. Many factors influence the company’s ability to raise funds, including the health of the capital market, the climate for mineral exploration investment and the Company’s track record. Actual funding requirements may vary from those planned due to a number of factors, including the funding of new projects. Management is approaching all identifiable sources of equity capital, but there is no guarantee that the company will be able to secure additional financings in the future at terms that are favorable.

Exploration related expenditures by the company over the last eight quarters were limited as the company concentrated on the acquisition of Li3 and the Maricunga Project. The Company is focused on the Maricunga Project and currently has elected to reduce its exploration activities on other projects in an effort to preserve its cash and maintain its treasury. The company plans to advance any projects through JV or Earn in strategies.

The company currently retains 5 mineral properties, with 4 in the Yukon Canada and 1 in Nevada. The Yukon properties include the, HY Jay, VM, VBA and Big properties, and the Nevada property is located at Fish Lake in Esmeralda County.

HY and Jay Property

The Company has a 100% interest in the HY and Jay claims, subject to a 2% NSR on a portion of the HY claims. Work to date on the HY-Jay property by Bearing and previous owners has outlined three areas of anomalous gold in rock and soil at the Zig Zag, East Ridge and West zones. The East Ridge and West zones are highlighted by 0.9-kilometre- and 1.4-kilometre-long gold and arsenic soil geochemical anomalies. Of 298 rock grab samples collected from the property 26 returned values greater than 1 gram per tonne Grab sample 73723 collected in 1997 from the West zone returned 144.1 g/t gold (Bearing news releases of Nov. 24, 2011, and Dec. 12, 2011). The 2011 discovery of the Zig Zag gold zone returned significant gold assays from grab samples of quartz-arsenopyrite vein material collected from a large field of metasediment and phyllite subcrop and float boulders. Grab samples are selective by nature and are unlikely to represent average grades of sampling on the entire property.

On January 3, 2017, the Company entered into a property purchase agreement with Golden Predator Mining Corp.(“Golden”), pursuant to which Golden has agreed to purchase all of the Company’s interest in certain mineral claims in the Yukon Territory. As partial consideration for the purchase agreement, Golden will pay to the Company an aggregate fee of $275,000, payable over 48 months from the execution date of the purchase agreement. In addition, Golden will issue shares according to the following schedule:

(i) 35,000 common shares on date of execution (issued)

(ii) 50,000 common shares 8 months after date of execution (issued); and

(iii) Common shares equal to $600,000 on the 20 month, 32 month and 48 month anniversary of the execution date.

Under the terms of the purchase agreement, Golden will also grant to the Company a 2% net smelter royalty (“NSR”) on certain claims and a 1% NSR on the remaining claims. Golden has the right to re-purchase 50% of the NSR for $1,000,000 at any time.

During the year ended October 31, 2017, the Company received $30,000 and 85,000 common shares, measured at a fair value of $65,700. The non-refundable cash payment was recognized as a recovery on exploration and evaluation asset. Upon completion of the Li3 transaction, the shares received became non-refundable and were be recognized as a recovery on exploration and evaluation asset.

Fish Lake Valley Property

The Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims located in Esmeralda County, Nevada.

The claims cover 1,620 acres in the north-eastern corner of Fish Lake Valley, situated in central-western Nevada. The claims lie on tuffaceous sedimentary rocks of the Esmeralda Formation which are considered to be prospective lithium, boron and potassium mineralization.

The Company entered into an option agreement dated September 25, 2017 with First Division Ventures Inc. (“First Division”) to acquire a 100% interest in certain mining claims. The terms of the Agreement provide that in order for First Division to exercise the Option, it must make a cash payment in the initial amount of $20,000 (received subsequent to January 31, 2018) and issue 20,000 common shares to Bearing (received subsequent to January 31, 2018), and thereafter issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement. First Division must also carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. The Company retains a 3% NSR. The NSR is not subject to a buy-back or repurchase right.

Subsequent to October 31, 2017, pursuant to the September 25, 2017 option agreement with the Company, First Division Ventures Inc. exercised its option to acquire a 100% interest in certain mining claims of the Fish Lake Valley Property by paying $20,000 and issuing 20,000 common shares. To complete the acquisition, First Division was required to issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement (September 25, 2020), and to carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. The Company was to retain a 3% NSR without a buy-back or repurchase right.

However, on May 2, 2018, First Division and Bearing entered into an amended and restated property option agreement whereby the acquisition by First Division will be reduced to a 50% interest in the 81 lode claims of the Fish Lake Valley Property, subject to the issuance of an additional 3,000,000 common shares (reduced from 4,000,000) to Bearing by the third anniversary of the Agreement (September 25, 2020), and to First Division’s completion of a $1,500,000 work program (reduced from $3,000,000) prior to the third anniversary of the Agreement, including $60,000 on or before September 25, 2018, $440,000 on or before September 25, 2019 and $1,000,000 on or before September 25, 2020. In order for the obligation to be satisfied, the shares of First Division must become publically listed on a the Canadian Securities Exchange or the TSX Venture Exchange. The amended agreement provides that Bearing and First Division will form a joint venture to explore the Fish Lake Project, with First Division serving as operator.

Maricunga Project

On September 28, 2017 Bearing acquired Li3 Energy Inc and its interest in the Maricunga Project. Li3 currently holds a 17.7% interest in the Maricunga Project along with Minera Salar Blanco (“MSB”) and Lithium Power International Limited (“Lithium Power”) at 32.3% and 50% respectively pursuant to a joint venture arrangement (the “Joint Venture”). Under the terms of the Joint Venture, Lithium Power has agreed to fund exploration and development costs with both Li3 and MSB having a free carry until the completion of a definitive feasibility study.

The Maricunga lithium brine project is comprised of 4,463 hectares of old code and new code tenements covering a portion of the Maricunga Salar in northern Chile. Sampling to date by the joint venture indicates potential for high lithium grades from brine within the salar. Over US$40 million has been invested in the project to date by Li3 Energy Corp and the current JV partner Lithium Power International Limited. The project is comprised of a number of tenements some of which are grandfathered under a previous mining code which allows for the immediate exploitation of lithium.

A significant exploration and development program is underway with a goal of delivery of a Definitive Feasibility Study (DFS) in 2018.

During the three month period ended January 31, 2018 the company announced the results from a Preliminary Economic Assessment (“PEA”) prepared in accordance with National Instrument 43-101 on the Maricunga Lithium brine project located in Chile. The following are the NI 43-101 Preliminary Economic Assessment (PEA) Highlights:

•	The Maricunga Lithium Brine Project’s Preliminary Economic Assessment (PEA) supports 20,000 tonnes per annum (t/a) production of lithium carbonate (LCE) and 74,000t/a potassium chloride fertilizer (KCl) over 20 years.
•	Project NPV is estimated to be US$1.049B before tax at 8% discount rate, providing an IRR of 23.4%.
•	Payback in 2 years and 11 months based on a 2-year ramp up period.
•	Project operating cost places Maricunga among most efficient producers with lithium carbonate production cost of US$2,938 per tonne (/t) FOB in Chile, reducing to US$2,635/t with credits from KCl by-product.
•	Project development cost estimated at US$366M excluding KCl, plus indirect costs of 14.2% (US$55M) and 18.6% (US$83M) contingency.
•	The project is progressing to a feasibility study, providing improved certainty regarding reserves, metallurgical design, equipment and operational risks.
•	Conventional evaporation pond and process technology used to minimize operational risks.
•	PEA completed by Tier-1 engineering consultancy Worley Parsons to international standards. Accuracy of operating and capital cost estimates expected within a +/- 25% range.

In February 2018, Lithium Power International (LPI), the Company’s joint venture partner in the Maricunga Project agreed to accelerate its outstanding payments of US$7.53 million by March 1st, 2018 to satisfy its earn-in. Including the US$7.53 million pre-payment by LPI, MSB SA will have a treasury of approximately US$9.7 million. Based on current budgets and development timelines, the project is fully-funded for the 2018 development program which includes the delivery of the Definitive Feasibility Study (DFS), completion of environmental studies and submission of permits.

Market Prices of Lithium and other Minerals

Various factors outside of our control, including the price of lithium, potassium nitrate and other minerals, overall market and economic conditions, the volatility in equity markets may limit our ability to raise the capital needed to execute our plan of operations. These or other factors could adversely affect our ability to raise additional capital. As a result of an inability to raise additional capital, our short-term or long-term liquidity and our ability to execute our plan of operations could be significantly impaired.

Sources and Availability of Raw Materials

Other than water and power, both of which are readily available and do not experience any material price volatility, we do not require any raw materials with which to carry out our business.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competition

We are a junior mineral resource exploration company that competes with other mineral resource exploration companies for financing, personnel and equipment and for the acquisition of mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties and on exploration and development. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and/or development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties. Our competition includes companies such as Pure Energy Minerals and Lithium Americas.

Compliance with Government Regulation

Bearing’s mining and exploration activities are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labor standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although Bearing believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing Bearing’s operations and activities, or more stringent implementation thereof, could have a substantial adverse impact on Bearing.

Bearing’s operations will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that Bearing will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Legal Proceedings

Bearing is from time to time involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Bearing does not believe any such legal proceedings or claims will have, individually or in the aggregate, a material adverse effect on Bearing’s business, liquidity, results of operations, or financial position. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Bearing’s business.

Research and Development Expenditures

We have incurred $Nil in research and development expenditures over the last fiscal year.

Intellectual Property

We do not own, either legally or beneficially, any patent or trademark nor any material intellectual license, and are not dependent on any such rights. We have trademarked Li3 Energy, its logo and registered the domain names www.li3energy.com and www.bearingresources.com. We consider many of our lithium mining site evaluation, exploration and development techniques to be proprietary, and periodically evaluate whether to seek protection for any such techniques.

C. Organizational Structure

We currently have four wholly owned subsidiaries:

1.	Li3 Energy, Inc., a company organized under the laws of Nevada.

1.	Li3 Energy Peru SRL, a private limited company organized under the laws of Peru (which is a subsidiary of Li3 Energy, Inc.);

2.	Alfredo Holdings, Ltd., an exempted limited company incorporated under the laws of the Cayman Island, (which is a subsidiary of Li3 Energy, Inc.);

3.	Li3 Energy Copiapó, SA, a Chilean corporation (which is a subsidiary of Alfredo Holdings, Ltd.); and

D. Property, Plants and Equipment

Our company's head office is located at 1400 - 1111 West Georgia Street. Vancouver, BC, Canada V6E 4M3. We occupy the space on a month-to-month basis. The base rent is $1,488 per month.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Information Concerning the Maricunga Joint Venture Project

The information is derived from the technical report entitled “Preliminary Assessment and Economic Evaluation of The Minera Salar Blanco Project Atacama Region, Chile”, prepared by Worley Parsons (WP) for Minera Salar Blanco S.A. (in which Bearing holds a 17.7% equity interest, “Minera Salar Blanco or MSB”) in accordance with Canadian National Instrument 43-101 (“NI 43-101”). The primary focus of this document is to prepare an independent technical appraisal of the potential economic viability of the lithium and potassium contained in these properties, under the guidelines of NI 43-101 and in conformity with its standards. The report is based on the NI 43-101 compliant document “Lithium & Potassium Resource Estimate Maricunga Joint Venture, III Region, Chile, Chile, prepared by Prepared by: Frits Reidel, BSc, CPG, Murray Brooker, MSc, RPG, MAIG and Peter Ehren, MSc, MAusIMM, effective August, 2017 (the “FloSolutions Report”), in all matters referring to geology, hydrogeology and resource estimation.

Capital and Operating expenditures mentioned in this report were estimated by WP, relying on budget quotations requested from equipment, chemicals and other suppliers, as well as from its project data base; however, the estimate of expenditures relating to the brine well field was provided by MSB. In addition, WP relied extensively on Minera Salar Blanco and on its independent consultants, as cited in the text of the study and the references, for information on future prices of lithium carbonate and potassium chloride, legislation and tax in Chile, as well as for general project data and information.

Property Description and Location

The Salar Blanco Project (also known as the Maricunga Project or Maricunga Joint Venture (MJV) is located 170 km northeast of Copiapó in the III Region of northern Chile at an elevation of 3,750 masl. The property is more particularly described as being centered at approximately 492,000 mE, 7,025,000 mN (WGS 84 datum UTM Zone 19). The Project covers some 2,563 ha of mineralized ground in Salar de Maricunga; 100 ha just to the northeast of the Salar for camp and evaporation test facilities, and an additional 1,800 ha some 8 km north of the Salar for the future construction of evaporation ponds, process and plant facilities.

The Project is a salar (salt flat) type deposit located in the Maricunga Basin within the geologic formation of pre-andean depression of the Andean Cordillera in northern Chile. Salars occur in closed (endorheic) basins without external drainage, in dry desert regions where evaporation rates exceed stream and groundwater recharge rates, preventing lakes from reaching the size necessary to form outlet streams or rivers. Evaporative concentration of surface water over time in these basins leads to residual concentration of dissolved salts (Bradley et al., 2013) to develop saline brines enriched in one or more of the following constituents: sodium, potassium, chloride, sulfate, carbonate species, and, in some basins, metals elements such as boron and lithium.

Tenure

The mineralized area of the MJV is comprised of the following mining concessions: Litio 1-6 (1,438 ha), Cocina 19-27 (450 ha), Salamina, Despreciada, and San Francisco (675 ha). Figure 4-2 shows the MJV land tenure and concession boundaries in the northern part of Salar de Maricunga. Table 4-1 provides a detailed listing of the MJV concessions.

The Cocina 19-27, San Francisco, Despreciada and Salamina concessions were constituted under the 1932 Chilean mining law and have “grand-fathered” rights for the production and sale of lithium products; unlike the Litio 1-6 concessions which were constituted under the 1983 Chilean mining law and require additional government permits for the production and sale of lithium.

Table 1: MJV mining concessions

Property	Role Number	Area (ha)	Registered Owner	Mining Code
Litio 1, 1 al 29	03201-6516-4	131	SML Litio 1	1983
Litio 2, 1 al 30	0321-6517-2	143	SML Litio 2	1983
Litio 3, 1 al 58	03201-6518-0	286	SML Litio 3	1983
Litio 4, 1 al 60	03201-6519-9	300	SML Litio 4	1983
Litio 5, 1 al 60	03201-6520-2	297	SML Litio 5	1983
Litio 6, 1 al 60	03201-6521-0	282	SML Litio 6	1983
Cocina 19-27	03201-2110-19	450	MSB	1932
San Francisco 1 al 10	03201-0006-2	425	MSB	1932
Despreciada 6 al 7	03201-0007-0	100	MSB	1932
Salamina 1 al 3	03201-0005-4	150	MSB	1932
Blanco*	N/A	1,800	MSB	1983
Camp*	N/A	100	MSB	1983

* Note: Concessions not included in Mr Bambach´s legal opinion.

Figure 1: Location map of the MJV

200000
300000
400000
500000
600000
7200000
7100000
7000000
6900000
6800000
6700000
Antofagasta
CHAÑARAL
MJV
PROJECT
Atacama
COPIAPÓ
Pacific
Ocean
VALLENAR
ARGENTINA
Coquimbo
Source: Biblioteca del Congreso Nacional de Chile/BCN
Location map of the MJV
Date: June, 2017
Prepared by: JF
Reviewed by: FR
Project:
Maricunga Joint Venture
Client:
Minera Salar Blanco.
UTM Projection
WGS 84 Zone 19S
Datum
1:2,500,000
Scale
Figure N°
4-1
flosolutions
Scale
1:2,500,000

Figure 2: Location map of the MJV mining concessions

489000
492000
495000
7033000
7030000
7027000
7024000
7021000
DESPRECIADA 6/7
SAN FRANCISCO 1/10
COCINA 10/27
LITIO 1 1/29
SALAMINA
LITIO 2 1/30
LITIO 3 1/58
LITIO 4 1/60
LITIO 5 1/60
LITIO 6 1/60
Scale
1:60,000

Location map of the MJV mining concessions

Date: June, 2017	Project: Maricunga Joint Venture		
Prepared by: JF			
Reviewed by: FR	Client: Minera Salar Blanco		
UTM Projection	WGS 84 Zone 19S Datum	Scale	Figure N° 4-2

flosolutions

Verification of the land titles and mining rights owned by MSB, was conducted by Juan Paulo Bambach Salvatore of the legal firm Philippi Prietocarrizosa Ferrero DU & Uria in Santiago. Mr. Bambach documented his legal opinion in a letter dated August 18, 2017 and concluded the following:

•	Minera Salar Banco S.A. (MSB) has been duly incorporated and is a validly existing company under the laws of Chile and is in good standing.
•	MSB owns 96 % of the shares over six mining legal companies (sociedades legales mineras) Litio 1 up to Litio 6, which in turn are respectively the exclusive owners of six Mining Exploitation Concessions, as shown in Table 4-1.
•	Minera Salar Blanco S.A. (MSB) has all necessary corporate faculties and authority to carry on its business as now conducted by it and to own its properties and assets.
•	Minera Salar Blanco S.A. (MSB) is duly licensed to carry on its business in Chile.
•	The Company currently has a portfolio of 10 Mining Concessions, as follows:

• 4 Old Legislation Concessions (pertenencias) • 6 1983 Exploitation Concessions (pertenencias)

•	All titles of the Mining Concessions set out in Table 1 are in good standing and there are no encumbrances on such Mining Concessions.
•	Minera Salar Blanco S.A. (MSB) is empowered to conduct exploration activities on the Exploration Concessions, and exploration and development activities on the Mining Claims.
•	By means of the Old Mining Chilean Legislation, MSB is entitled to explore and exploit lithium, fulfilling all legal requirements provided by the Chilean legislation.
•	The 1983 Exploitation Concessions do not allow to explore nor exploit lithium, unless a Special Operation Contract for Lithium, CEOL is obtained, but do permit the exploration and exploitation of any other mining substances, whether metallic or non-metallic, for example potassium, where lithium may be a sub product. In other words, the 1983 Exploitation Concessions do not entitle to appropriate the extracted lithium, but only other concessionable substances.
•	According to the legal documentation reviewed, the Mining Concessions are valid and in force.
•	To date, the granting processes of the applications under proceeding (the “Applications”) have been carried out according to the law, and they would not present defects that could lead to the expiration of the application.
•	The Mining Concessions have no marginal records evidencing mortgages, encumbrances, prohibitions, interdictions or litigations.
•	The Mining Concessions have all their last four periods of mining licenses duly paid.
•	All the Mining Concessions have preferential rights over the relevant area. There are neither mining concessions nor mining rights held or filed by third parties challenging the rights and preference of the Mining Concessions.
•	From a technical point of view and after having requested the review of the complete area by the expert in mining property Mr. Juan Bedmar, we can confirm that the location of the Mining Concessions is correct.

History of Ownership

On May, 2011, Li3 Energy Inc. (Li3 – now Bearing Lithium) through its 100 % owned Chilean subsidiary Minera Li Energy (MLE) acquired its original interest in the Salar de Maricunga through the purchase of a 60 % interest in SLM Litio 1 through 6 (which are the legal entities holding the Litio 1-6 concessions).

On November 5, 2013, Li3 announced an agreement with BBL SpA (now MSB SpA) for BBL to acquire 51% (a controlling stake) of MLE in return for specified funding for the company.

On April 16, 2013, MLE acquired 100% of Cocina 19-27 mining concessions.

On August 25, 2014, BBL purchased directly another 36 % interest in SML Litio 1-6 held by another third party. The remaining 4% interest in the Litio 1-6 claims remains held by a third-party individual.

On December 30, 2014, BBL acquired the option to buy the San Francisco, Despreciada and Salamina concessions to from a local group (the Padilla Family).

On September 2, 2015, BBL changed its name to Minera Salar Blanco SpA. During December 2015, Minera Salar Blanco SpA acquired directly the Blanco and Camp mining concessions.

During 2016 MSB SpA (former BBL SpA), MLE and, Lithium Power International Ltd. agreed to form a new company, Minera Salar Blanco S.A, (MSB) to continue the development of the Salar Blanco Project (the MJV). At the same time, MSB SpA and Li3, shareholders of MLE, agreed to dissolve MLE. As a result, the ownership structure of MSB ended up with; LPI 50%, Minera Salar Blanco SpA 32.3%, and Li3 17.7%. Through this agreement MSB holds 96 % interest in the Litio 1-6 concessions1 and 100 % in the Cocina, San Francisco, Despreciada and Salamina, Camp and Blanco concessions (the MJV concessions).

On December 11, 2016, Bearing Lithium Corp. announced a binding agreement to acquire 100 % of the common shares of Li3, and as a result, assumed Li3’s 17.7 % interest in the MJV during 2017.

Physiography, Climate, and Access

Physiography

The hydrographic basin of Salar de Maricunga covers 2,195 km2 in the Altiplano of the III Region. The average elevation of the basin is 4,295 masl while the maximum and minimum elevations are 6,749 masl and 3,738 masl respectively. The Salar itself is located in the northern extent of the hydrographic basin and covers 142.2 km2 (DGA 2009).The salar nucleus sits at an elevation of approximately 3,750 masl.

The principal surface water inflow into the basin occurs from Rio Lamas (240 L/s). All flows from the Rio Lamas infiltrate into the Llano de Cienaga Redonda (DGA 2009). The second largest surface water inflow into the basin occurs from Quebrada Cienaga Redonda (20 L/s). Laguna Santa Rosa is located at the southwest extent of the basin valley floor and is fed by discharge of groundwater. Laguna Santa Rosa drains north via a narrow natural channel into the Salar itself. Tres Cruces National Park is located in the southern part of the Maricunga watershed and includes Laguna Santa Rosa.

Climate

The climate at the property is that of a dry, cold, high altitude desert, which receives irregular rainfall from storms between December and March and snowfall during the winter months of late May to September. The average annual temperature in Salar de Maricunga is estimated at 5 to 6 °C. Average annual precipitation is estimated at 150 mm and average annual potential evaporation is estimated between 2,100 mm and 2,400 mm.

Access

The main road access to the Project corresponds to Route C-173, which is an existing, well maintained, mining road. Project tasks include the execution of a modification of this route, in an extension of approximately 8 km, for which authorizations will be requested. This route is accessed from Copiapó through Route C-17 to Diego de Almagro, and then taking Route C-13 in an eastern direction, then following Route C-163 East, until reaching Route C- 173. The project location is 104 km away along this route. Occasional high snowfalls in the mountains may close the highways for brief periods during the winter.

Local Resources and Infrastructure

Local resources are absent at the salar. Copiapó is a major regional mining center and drilling contractors, drilling equipment and supplies and other required exploration tools and equipment and heavy mining equipment and machinery are available.

Other infrastructure in the area includes an electrical power line running parallel to route Ch-31, all the way to the border crossing with Argentina. At the north end of the salar there is a customs office that is staffed on a 24 hour basis.

Copiapó is a major city and provides a full range of services. Copiapó is serviced by daily scheduled air service with connections to Santiago and other major cities in Chile. The port of Caldera is located approximately 80 km west of Copiapó. The port has excellent dock facilities for general cargo, liquid fuel unloading and bulk cargo. The port of Chañaral is located approximately 250 km from the salar.

Regulation of Lithium Production in Chile

Lithium is considered a non-concessionable mineral in Chile. As such, production is controlled under regulations promulgated under various acts and regulations, the key one being D.L. No 2886/1979, which established lithium as a strategic resource based on Article 19, No. 24, paragraphs 6-10 of the Constitution; Constitutional Organic Law No. 18,097 (21 January, 1982) on Mining Concessions; the Mining Code Law 18,248 of Oct. 3, 1983 and the Regulations of the Mining Code of 27 Feb. 1987.

Under the above laws and regulations, lithium production can only be undertaken by state companies or under Special Operating Contracts (CEOL) or Administrative Concessions by private companies. It is to be noted that mineral tenements, including lithium tenements, registered under the 1932 Mining Law are “grandfathered” from the provisions of the 1982 Mining Law and D.L. No 2886/1979 which means that they don’t need a CEOL to be exploited. Of the total 2,563 ha for which the resource has been defined at the MJV project, 1,125 ha are grandfathered tenements. Lithium production in Chile is regulated also by the Chilean Nuclear Commission (CChEN) which gives the permit to sell lithium based products.

In 2014, Chile undertook to modernize the laws and regulations respecting lithium production. The Chilean National Lithium Commission completed a process of consultations and the Government of Chile announced in early 2016 a number of short and medium-term objectives and programs for development of the Chilean lithium industry. Key amongst the recommendations were the following:

•	Renegotiation of the existing concession agreements between CORFO and SQM and Albermarle with respect to lithium production on Salar de Atacama;
•	Mandate the state-owned companies CORFO, ENAMI and CODELCO as the government vehicles to develop lithium projects through private-public joint ventures (over mining concessions where the state has ownership).
•	Creation of the CORFO Non-metallic Mining and Governance Committee
•	Promoting local and indigenous community involvement in lithium development projects;
•	Enhancing technological capabilities in Chile for sustainable production in the salars;
•	Developing policies and programs for value added lithium production in Chile;
•	Reinforcing public institutions; and,
•	Promoting research, innovation and technological development.

Since the adoption of the recommendations of the Lithium Commission, CORFO has renegotiated the production contracts with Albermarle with respect to lithium extraction on salar de Atacama. Albermarle has increased its production quota to 262,132 tonnes lithium (1,395,328 tonnes LCE) through to 2044. Albermarle agreed to a change in royalty payments and obtained an option to construct a lithium hydroxide plant. In addition, Albermarle agreed to provide a specified percentage of lithium carbonate production at preferential prices to Chilean processors for value added production in Chile and to commit to a specified annual R&D program. Importantly, these developments do not guarantee that similar treatment or terms will be offered to the Minera Salar Blanco S.A. with respect to the Maricunga Project.

SQM’s contract with CORFO has not been renegotiated. The two entities are in a protracted arbitrage procedure over the current contract, resolution of which we understand is required prior to agreeing on an extended or new contract.

Permits

MSB obtained all necessary environmental approvals through the Sistema Evaluacion Ambiental (SEA) to carry out drilling, aquifer testing, road building and operate the evaporation test and camp facilities. The MJV concessions are located in a Zona de Interes Turistico (ZOIT) and, therefore, SEA approvals are required to carry out exploration work. The approvals were obtained in 2013 through the filing and successful permitting of a Declaracion Impacto Ambiental (DIA).

Royalties and Taxes

The Chilean government is currently reviewing a future royalty and permitting regime for lithium production.

The following tax assumptions and criteria have been considered in the project’s evaluation:

Income Taxes

In accordance with the latest modification to the Chilean Income Tax Law (Ley N° 20.899, Reforma Tributaria, published on D.O. 02.08.16), income tax rate for corporations such as MSB has been set at 27%. The new law left unchanged the provision for rapidly accelerated depreciation of capital goods. This provision results in losses for tax purposes in the early operating phase of project, losses which can be carried forward indefinitely. It has also been assumed that MSB projected total exploration and other capitalized project expenditures before construction, estimated as approximately US$ 22.7 million can be used as amortization once the project starts operations, however this assumption has not been ratified by legal or tax advisors.

Value Added Tax (19 % flat on all items)

In the case of long lead projects, such as MSB’s, Chilean VAT law allows for direct recovery from the government of VAT paid during the construction period. Additionally, in the case of companies that export all or nearly all of their production, they can recover directly from the government VAT paid on all supplies. Considering that there are natural delays involved in this draw back system, the model considers that VAT payments are recovered six months after their payment.

Government Royalties

This is an area of some uncertainty for the project.

On the one hand, MSB has mining properties under the old mining law, which according to MSB’s interpretation of the relevant legislation, are exempt from any special royalties on lithium carbonate production, and would be subject to royalties under the general mining regime. If this is case, and if MSB could produce 100 % of the brine required for the plant from the old properties, we estimate yearly royalties would amount to approximately US$ 3.3 million per year. This is equivalent to about 1 % of yearly sales.

On the other hand, royalties due on lithium brine production on properties under the new mining law are uncertain since there are no precedents, and the matter is under study by the government.

The story for SQM, and especially Albermarle, offers some insights into the matter. Firstly, it must be noted that neither of these two companies own the mining permits in the Salar de Atacama, where both operate. The mining concessions are owned by CORFO, a state entity that rents or leases them out to them on such terms, that the rent is construed as a royalty payment.

Albermarle has successfully renegotiated its agreement, with CORFO, increasing considerably its production permit, but the new agreement includes payment of substantially higher royalties than heretofore. According to the limited information released by the parties, it is possible to calculate that the average royalty rate to be paid by that company, depending on the assumed lithium carbonate price. This is shown on the following table:

Table 2: CORFO Albemarle Royalty Agreement Summary

	US$/tonne LCE 8,000	US$/tonne LCE 10,000	US$/tonne LCE 12,000
Royalty Payable US$/tonne LCE	872	1,372	2,172
Average Royalty Payable	10.9%	13.7%	18.1%

Source: Elaborated by WP from Albermarle published information.

This structure includes a maximum marginal royalty rate of 40%, when price exceeds 10,000 US$/tonne. There is no data to calculate the regular government royalty that Albermarle must also pay, but it can be assumed it adds at least one or two percentage points to the above result.

While we emphasize that the Albermarle case is very different from that of MSB, which does own its mining permits, the above indicates that the stage has been set for a negotiation in which the Chilean Government will expect to receive significant contribution from MSB’s project, in the form of royalties on those properties not covered by the old law.

Exploration and Drilling

An initial brine resource investigation program on the Litio 1-6 claims was carried out during 2011/2 that consisted of the following components:

•	Six sonic boreholes (C-1 through C-6) were completed to a depth of 150 m. Undisturbed samples were collected from the sonic core at three meter intervals for porosity analyses (318 samples). Brine samples were collected during the sonic drilling at three meter intervals for chemistry analyses (431 primary samples and 192 QA/QC samples). All sonic boreholes were completed as observation wells on completion of drilling.
•	A total of 915 m of exploration RC drilling was carried out for the collection of chip samples for geologic logging, brine samples for chemistry analyses and airlift data to assess relative aquifer permeability. The RC boreholes were completed as observation wells for use during future pumping tests. Two test production wells (P-1 and P-2) were installed to a total depth of 150 m each for future pumping trials.
•	A seismic tomography survey was carried out by GEC along six profiles (S1 though S6) for a total of 23 line-km to help define basin lithology and geometry.
•	Six test trenches adjacent to the sonic boreholes were completed to a depth of 3 m and 24-hour pumping tests were carried out in each trench.

The 2015 field program consisted of the following components:

•	An AMT / TEM geophysical survey was completed by Wellfield Services along 6 profiles across the Salar covering a total of 75 line-km. 383 AMT sounding were collected at 200 m to 250 m station spacing; 15 TDEM soundings were carried out at the end and center of each AMT profile. The purpose of the AMT survey was to help map the basin geometry and the fresh water / brine interface.

•	Two long-term pumping tests were carried out on production wells P-1 (14 days) and P-2 (30 days) at 37 l/s and 38 l/s, respectively.

•	MSB initiated a phased work program in August 2016 to complete a Feasibility Study and Environmental Impact Assessment for the MJV. The first phase of this work program consisted of exploration drilling and well testing focused on the Cocina, Litio, San Francisco, Salamina and Despreciada mining claims as follows:

o	Four exploration holes (S-1A, S-2, S-18, and S-20) for a total of 627 m were drilled using the sonic method (4”x6” system). Core recovery took place in 1.5 m runs in alternating plastic sleeves and lexan liners. The overall achieved sonic core recovery was 92.5%. Undisturbed samples were cut from the lexan core at 3 m depth intervals. Brine sampling during the sonic drilling took place at 6 m depth intervals. Each sonic borehole was completed as a piezometer through the installation of 2-inch diameter blank and screened PVC casing.
o	Eight exploration boreholes (S-3, S-3A, S-5, S-6, S-10, S-11 (or M2), S-13, and S-19) for a total of 1,709 m were drilled using the tricone rotary method at 3-7/8 and 5-1/2 inch diameter; HW-size drilling casing was installed in each borehole to selected depths as required to provide adequate borehole stability. Drill cuttings were collected at 2 m intervals. Brine samples were collected a 6 m interval. Six of the nine exploration holes were completed as piezometers through the installation of 2-inch diameter blank and screened PVC casing.
o	Six boreholes (S-8, S-12, S-15, S-16, S-17, and S-21) for a total of 205 m were drilled as monitoring wells using the rotary method at 5-1/2 inch diameter. Drill cutting were collected at 2 m intervals; brine sampling took place at selected depth intervals. All six holes were completed with 2-inch diameter blank and screened PVC casing.
o	One production well (P-4) was drilled at 17-1/2 inch diameter to a depth of 180 m using the flooded reverse method (rotary drilling). The well was completed with 12 inch diameter PVC blank and screened production casing. The screened interval of the well was completed in the lower semi-confined to confined aquifer, below and isolated from the upper halite mix zone.
o

One 30-day pumping test was carried on production well P-4 at a pumping rate of 25 l/s. Water level measurements were made in adjacent monitoring wells P4-1 (lower aquifer completion), P4-2 (upper halite), P4-3 (upper halite) and P4-4 (upper halite).

o

One 7-day pumping test was carried out on the previously drilled production well P-2 at a flow rate of 45 l/s. A packer was installed in the well at 40 m depth so that brine inflow during the pumping test was limited to the upper halite aquifer. Water level measurements were made in four adjacent monitoring wells during the 7-day pumping test.

o

A regional gravity survey was carried out along six profiles (parallel to the AMT survey) for a total of 75 line km across the Salar. The station spacing along the profiles varied between 250 m and 500 m. The objective of the gravity survey was to help define the geometry of the bedrock contact in the Salar.

o

635 brine samples were sent to the University of Antofagasta and Alex Steward Assayers in Argentina for laboratory chemistry analysis. 343 brine samples were from the exploration drilling; 133 samples were collected from monitoring wells and pumping tests, and 159 samples were QA/QC samples (incl. Round Robin, duplicates, blank and standards).

o	192 undisturbed samples from the sonic core were analyzed by Geo Systems Analysis (GSA) and Corelabs (for QA/QC) for drainable porosity and physical parameters.

Geology and Mineralization

Geology

Based on the drilling campaigns carried out in the Salar between 2011 and 2017, ten major geological units were identified and correlated from the logging of drill cuttings and undisturbed core to a general depth of up to 200 m. One deep borehole (S-19) was drilled to a depth of 360 m. No borehole reached bedrock. Salar de Maricunga is a mixed style salar, with a halite nucleus of up to 34 m in thickness in the central northern part. The halite unit is underlain by a clay core on the eastern and central part of the Salar. The clay is locally interbedded with silt and silty sands. The Salar is surrounded by relative coarse grained alluvial and fluvial sediments. These fans demark the perimeter of the actual salar and at depth grade towards the center of the Salar where they form the distal facies with an increase in sand and silt. At depth two unconsolidated volcaniclastic units have been identified that appear quite similar. These two volcaniclastic are separated by a relatively thin and continuous sand unit which may be reworked material of the lower volcaniclastic unit.

Mineralization

The brines from Maricunga are solutions saturated or close to saturation in sodium chloride with an average concentration of total dissolved solids (TDS) of 311 g/l. The average density is 1.20 g/cm3. Other components present in the Maricunga brine are: K, Li, Mg, Ca, SO4, HCO3 and B. Elevated values of strontium (mean of 359 mg/l) also have been detected.

Table 3 shows a breakdown of the principal chemical constituents in the Maricunga brine including maximum, average, and minimum values, based on the brine samples that were collected from the exploration boreholes during the 2011 and 2016 drilling programs.

Table 3 Maximum, average and minimum elemental concentrations of the MJV brine

Analyte	HCO3	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
	mg/l as CaCO3	mg/l	mg/l	mg/l	mg/l	mg/l	mg/l	mg/l	mg/l	g/cm3
Maximum	2,730	1,193	36,950	230,902	3,375	21,800	20,640	104,800	2,960	1.31
Average	471	596	13,490	190,930	1,123	7,337	8,237	85,190	709	1.20
Minimum	76	234	4,000	89,441	460	2,763	2,940	37,750	259	1.10

Status Of Exploration, Development and Operations

Based on favorable results obtained so far in the studies in Maricunga, MSB has preliminarily contracted WorleyParsons to complete a Feasibility Study (FS), including as a first stage a Preliminary Economic Assessment (PEA) for the project. Brine chemistry and evaporation tests are on-going in the Salar. Lithium processing methodology and optimization is being evaluated with several international firms. The FS is planned to be finalized by the second half of 2018. MWH-Stantec have been contracted to oversee the preparation of an Environmental Impact Statement (EIA) for the Project by Q1 2018.

Brine Resource Estimates

The brine resource estimate was determined by defining the aquifer geometry, the drainable porosity or specific yield (Sy) of the hydrogeological units in the Salar, and the concentration of the elements of economic interest, mainly lithium and potassium. Brine resources were defined as the product of the first three parameters.

The model resource estimate is limited to the MSB mining concessions in Salar de Maricunga that cover an area of 2,563 ha.

The resource model domain is constrained by the following factors:

•	The top of the model coincides with the brine level in the Salar that was measured in the monitoring wells installed in the Salar.
•	The lateral boundaries of the model domain are limited to the area of the MSB mining concessions.
•	The bottom of the model domain coincides with a total depth of 200 m.

The specific yield values used to develop the resources are based on results of the logging and hydrogeological interpretation of chip samples and recovered core of 8 rotary boreholes and 10 sonic boreholes, results of drainable porosity analyses carried out on 501 undisturbed samples from sonic core by GeoSystems Analysis, Daniel B Stephens and Associates, Corelabs, BGC, and four pumping tests. The boreholes within the measured and indicated resource areas are appropriately spaced at a borehole density of one bore per 1.5 km2. Table 4 shows the drainable porosity values assigned to the different geological units for the resource model.

Table 4: Drainable porosity values applied in the resource model

Unit	Sy
Upper Halite	0.07
Clay Core	0.02
Deep Halite	0.05
NW Alluvium	0.15
Lower Alluvium	0.06
Volcaniclastic	0.10
Lower Sand	0.06
Lower Volcaniclastic	0.10

The distributions of lithium and potassium concentrations in the model domain are based on a total of 487 brine analyses (not including QA/QC analyses) mentioned above.

The resource estimation for the Project was developed using the Stanford Geostatistical Modeling Software (SGeMS) and the geological model as a reliable representation of the local lithology. . The authors were closely involved with the block model development; all results have been reviewed and checked at various stages and are believed to be valid and appropriate for these resource estimates. Table 5 shows the Measured, Indicated and Inferred lithium and potassium resources for the MJV.

Table 5: Measured, Indicated and Inferred Lithium and Potassium Resources for the MJV - dated July 12, 2017

	Measured		Indicated		Inferred		M+I
	Li	K	Li	K	Li	K	Li	K
Area (km2)	18.88		6.76		14.38		25.64
Aquifer volume (km3)	3.06		1.35		0.72		4.41
Mean specific yield (Sy)	0.05		0.11		0.09		0.07
Brine volume (km3)	0.15		0.14		0.06		0.30
Mean grade (g/m3)	56	409	114	801	114	869	74	529
Concentration (mg/l)	1,174	8,646	1,071	7,491	1,289	9,859	1,143	8,292
Resource (tonnes)	170,000	1,250,000	155,000	1,100,000	80,000	630,000	325,000	2,350,000

Notes to the resource estimate:

1. CIM definitions (2014) were followed for Mineral Resources.

2. The Qualified Persons for this Mineral Resource estimate are Frits Reidel, CPG and Murray Brooker, PGeo.

3. No cut-off values have been applied to the resource estimate.

4. Numbers may not add due to rounding.

5. The effective date is July 12, 2017.

Table 6 shows the total resources of the MJV expressed as lithium carbonate equivalent (LCE) and potash (KCl).

Table 6: MJV resources expressed LCE and potash

	Measured and Indicated		Inferred
	LCE	KCL	LCE	KCL
Tonnes	1,725,000	4,500,000	425,000	1,200,000

1. Lithium is converted to lithium carbonate (Li2CO3) with a conversion factor of 5.32.

2. Potassium is converted to potash with a conversion factor of 1.9

3. Numbers may not add due to rounding

Exploration Target

Based on the results of borehole S-19, an exploration target of 1.0 to 2.5 Mt of lithium carbonate equivalent (LCE) and 2.9 to 6.6 Mt of potassium chloride (KCl) has been identified (below the current resource) between a depth of 200 m and 400 m. The exploration target provides significant potential for resource expansion.

Lithium Recovery Process for the Salar Blanco Project

The facilities have been designed to obtain Lithium Carbonate (Li2CO3) and Potassium Chloride (KCl), at a rate of 20.000 tpy pf Li2CO3 and 74.000 tpy of KCl.

The brine obtained from the production wells in the Salar is pumped to evaporation ponds, where it is concentrated through evaporation and chemical saturation, and different salts, such as Halite, Sylvinite and Carnallite precipitate. All salts that precipitate are periodically harvested from the ponds, and stored in stock piles defined for such purpose.

The Sylvinite and Carnallite salts are sent directly to the KCl processing plant, where through processes of size reduction and classification, flotation, leaching, drying and packaging, KCl is obtained.

The concentrated lithium brine obtained from the evaporation ponds is pumped directly to the reservoir ponds, from which a Salt Removal Plant is fed. This plant mainly removes Calcium impurities as Calcium Chloride and Tachyhydrite from the brine. This is achieved through consecutive evaporation and crystallization steps. This process allows a higher concentration of the lithium in the brine.

The concentrated lithium brine obtained from the Salt Removal plant is subsequently fed to the lithium carbonate plant, where through processes of purification, solvent extraction and filtration, impurities such as boron, calcium and magnesium are removed. The lithium concentrated brine is then fed to a carbonation stage, where through the addition of soda ash, lithium carbonate precipitates. This precipitated lithium carbonate is then fed to a centrifuge for water removal, and finally dried, reduced in size and packaged.

All impurities removed in the lithium carbonate plant are pumped directly to a discard pond, where through sedimentation, water is recovered and sent back to the evaporation ponds.

A simplified diagram of the process is presented ion Figure 3.

Figure 3: Simplified Lithium Carbonate and Potash Production Process

Capital and Operating Cost Estimate

Capital expenditures are based on an operating capacity of 20,000 TPA of lithium carbonate per year, and 74,000 TPA of potash. Capital equipment costs have been obtained from in-house data and solicited budget price information. Accuracy of this estimate is expected to be within a +/- 25% range.

Table 7: Capital Cost Estimates Summary by Area (US$ 000)

Area	Description	Projected Budget
		US$ 000
DIRECT COSTS
1000	Brine Extraction Wells	25.637
2000	Evaporation Ponds	134.065
2500	Massive Soil Movements	6.246
3000	KCl Plant	23.396
5000	Salt Removal Plant	29.928
6000	Lithium Carbonate Plant	77.396
8000	General Services	29.898
9000	Infrastructure	62.816
	TOTAL DIRECT COSTS	389.382
	TOTAL INDIRECT COSTS - 14.2% -	55.216
	CONTINGENCIES - 18.6% -	82.708
	TOTAL PROJECTED BUDGET	527.305

Operating Costs

Operating expenses are summarized on the following table:

Table 8: Production Cost per tonne of product

Operating Cost	US$ / tonne Li2CO3	US$ / tonne KCl	Total 000 US$
Direct Costs
Chemical Reactives and Reagents	925	17	19,757
Salt Harvest and Transport	93	1	1,947
Energy	860	17	18,438
Manpower	353	19	8,471
Catering & Camp Services	84	4	1,984
Maintenance	288	9	6,407
Transport	207	76	9,764
Direct Cost Subtotal	2,809	143	66,769
Indirect Costs
General & Administration	129	2	2,716
Indirect Cost Subtotal	129	2	2,716

Total Operating Cost	2,938	145	69,485

Economic Analysis

Summary Base Case (100% equity basis) Project’s economic results are presented on the following table:

ECONOMIC RESULT	BEFORE TAXES	AFTER TAXES
NPV 6% MM US$	1,425	1,013
NPV 8% MM US$	1,049	731
NPV 10%MM US$	770	521
IRR	23.4%	20.4%
PAYOUT	2 Y, 11 M	3 Y, 3 M

Conclusions and Recommendations

Based on the analyses and interpretation of the results of the exploration work carried out on the MJV in Salar de Maricunga between 2011 and 2017, as well as on laboratory work, tests with equipment suppliers and conceptual process and plant engineering, the following concluding statements are prepared:

•	The entire MJV project area has been covered by exploratory drilling between 2011 and 2017 at an approximate borehole density of one exploration borehole per 1.5 km2; it is the opinion of the authors that such borehole density is appropriate for the mineral resource estimate described herein.
•	The results of the drilling (10 sonic boreholes and 8 rotary/HWT boreholes) and the analysis of 487 primary brine samples identify distinct brine composition and grade at specific depth intervals, showing a relatively uniform distribution of lithium bearing brines throughout the MJV project area to a depth of 200 m.
•	The lithium bearing brine contains sufficient levels of lithium and potassium to be potentially economic for development.
•	The results of pumping tests and drainable porosity analyses suggest that the MJV exhibits favorable hydrogeological conditions for future brine abstraction with a conventional brine production wellfield.
•	It is the opinion of the authors that the Salar geometry, brine chemistry composition and the specific yield of the Salar sediments have been adequately defined to a depth of 200 m to support the Measured, Indicated and Inferred Resource estimate described in Section 14 and shown in Table 1-3.
•	Based on results of exploration borehole S-19 to a depth of 360 m, it is the opinion of the authors that a significant exploration target exists below the current resource defined to 200 m depth.
•	The Salar de Maricunga brine is suitable for conventional processing, which principally consists of solar evaporation of the brine to a suitable concentration such that the brine can be treated in a salt removal plant –an addition to the conventional process– and finally in a lithium carbonate production plant. The concentrated Maricunga brine will require a boron, calcium and magnesium removal stages. The ongoing test work is optimizing these stages in order to have the lowest operational costs and most environmentally friendly process.
•	It is recommended by the authors that the FS for the MJV be completed as currently planned during 2018. Studies in support of the EIA should be completed as is currently planned by early 2018.

•	A work program should be initiated to continue expanding the MJV resource estimate by exploring the deeper portions of the Salar. It is recommended that the proposed work program includes the following components:

o

Deep drilling (7-10 holes) using a suitable drilling method to a depth of 400 m across the MJV properties. The drilling target will be the coarser grained sediments on the Lower Alluvium and Volcaniclastics.

o	Sampling protocols need to be developed to properly characterize the hydraulic parameters and the brine chemistry of these deeper units.
o	The estimated cost for the above exploration program is approximately US$ 6 million.

•	Plant production processes need to be finalized, using latest available technologies.
•	The cost estimate of soil movement was based on a preliminary pond design that will be optimized after the results of the geotechnical studies have been obtained.
•	Adjust the storage areas depending on actual storage services offered by the ports.
•	Optimizing costs requires knowing how the quality of the chemical inputs impact process efficiency. It is important to determine whether lower purity and lower cost inputs do not affect the process and could reduce operating costs.
•	Obtain further precise climatic variables of the area, especially, evaporation rates rain and snow, records at the exact site of the project. Incorporate this data into the process design and determine impacts, if any, on economics.
•	Generate detailed project quantity take-offs for costings that support a FS in a range of +/- 10-15%.
•	Continue recording precise climatic variables of the area.
•	Determine economic feasibility of including a co-generation plant.
•	As previously indicated, and based on favorable indications obtained so far, MSB has already contracted the execution of a FS with WP. It is estimated that this study will be finalized during the 4th Qt. of 2018. MSB has budgeted of approximately US$ 4 million to cover this study, as well as the required topographic and soil mechanics studies, and the follow up of the environmental studies.
•	Once the details and results of the test work currently in progress become available, then recommendations can be made regarding requirements for additional test work to complete the FS.
•	It is suggested to postpone the investment in KCl for a few years later, considering the low financial contribution to the project and waiting for an eventual improvement in its price outlook.
•	It is recommended that a risks evaluation workshop be conducted before the start of the FS. This workshop will address environmental, brine production and process issues.
•	It is recommended that the value of the salt removal plant be assessed carefully, by looking at other technical options, if they exist.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended October 31, 2017 and October 31, 2016 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information"). Our financial statements for the fiscal years ended October 31, 2017 and October 31, 2016 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A. Operating Results

For year ended October 31, 2017 compared to years ended October 31, 2016, and October 31, 2015.

The Company incurred total comprehensive loss of $5,056,514, during the year ended October 31, 2017, an increase of $4,957,594, as compared to the total comprehensive loss of $98,921 for the year ended October 31, 2016. The increase in comprehensive loss attributable to shareholders of the Company for the year ended October 31, 2017 was mainly attributed to the following factors:

During the current period, the Company realized an impairment loss of $1,624,694 on the fish Lake Valley mineral property. The impairment resulted from the Company recognizing the fair value of the consideration to be received under the option agreement entered into with First Division.

Consulting and management fees increased by $1,228,900; professional fees increased by $112,714; travel and office expense increased by $194,575; regulatory and filing increased by $78,588; and investor relations & communications increased by $272,334. Merger specific related costs were $457,023 during the year ended October 31, 2017. These increases were all related to the acquisition of Li3 described above.

Share based payment expense of $740,070 in the year ended October 31, 2017 is compared to $275,346 for the year ended October 31, 2016. This is as a result of granting 2,130,000 stock options at a weighted average exercise price of $0.73 compared to the issuance of 1,325,000 stock options at a weighted average price of $0.27 in the comparative period.

During the year ended October 31, 2017, the Company realized a recovery on the sale of exploration and evaluation assets of $95,700 (2016 - $nil).

During the year ended October 31, 2017 the company incurred a loss on the sale of marketable securities of $32,407 and recognized an unrealized loss on marketable securities of $77,020 (2016 - $120,000). The Company received 12,000,000 common shares of Commander Resources Ltd. during the year ended October 31, 2016 as compensation for mineral properties sold. During the year ended October 31, 2017 the Company sold 2,724,000 shares and also recognized an additional reduction of value of$65,520 as the market value at year end was $371,040. The Company also received 85,000 shares of Golden Predator Mining Corp as consideration for the sale of certain of its property interest in the Yukon properties. The Company sold 35,000 of these shares and also recognized a decline in value of $11,500 on the shares as the market value at year end was $32,500.

During the year ended October 31, 2016, the Company recognized a $488,129 gain related to the disposition of the Company’s Mexican subsidiaries.

For year ended October 31, 2016 compared to year ended October 31, 2015

The Company incurred total comprehensive loss of $98,920, during the year ended October 31, 2016, a decrease of $413,378, as compared to the total comprehensive loss of $512,298 for the year ended October 31, 2015. The increase in comprehensive loss attributable to shareholders of the Company for the year ended October 30, 2016 was mainly impacted by the following factors:

During the year ended October 31, 2016, the Company recognized a $488,129 gain related to the disposition of the Company’s Mexican subsidiaries.

Share based payment expense of $275,346 in the year ended October 31, 2016 is compared to $nil for the year ended October 31, 2015. There were no stock options issued during the prior year ended October 31, 2015.

Audit, filing and legal fees increased by $32,579, to $89,026 for the year ended October 31, 2016, from $56,447 for the year ended October 31, 2015, due to the increased legal activities related to the annual general meeting, property sales, property investigation and an overall increase in business activity.

During the year ended October 31, 2016, the Company recognized a $120,000 fair value loss on its investment which are held for trading. During the year the Company received 12,000,000 common shares of Commander Resources Ltd. as compensation for mineral properties sold. The fair value of these shares at the time of sale was $720,000 whereas the fair value of these shares at October 31, 2016 was $600,000. This change in fair value resulted in the unrealized loss on investments.

The realized loss on disposition of shares of $1,570 in the year ended October 31, 2105 is compared to $nil for the year ended October 31, 2016. There were no share sales during the year ended October 31, 2015.

For three months ended October 31, 2017 compared to three months ended October 31, 2016

The Company incurred a total comprehensive loss of $2,240,945 during the three months ended October 31, 2017, an increase in the comprehensive loss of $2,259,666 when compared to the comprehensive gain of $18,721 for the three months ended October 31, 2016. The change was impacted by the following principle factors:

Consulting and management fees increased by $100,511; professional fees decreased by $17,823; travel and office expense increased by $167,470; regulatory and filing increased by $27,957; and investor relations & communications increased by $147,731. Merger specific related costs were $466,478 during the three months ended October 31, 2017. These increases were all related to the acquisition of Li3 described above.

During the three months ended October 31, 2017, the Company realized a recovery on the sale of exploration and evaluation assets of $105,696 (2016 - $nil).

During the three months ended October 31, 2017, the Company recognized an impairment loss of on its mineral properties of $1,624,694 (2016 - $nil).

During the three months ended October 31, 2016 the Company recognized a $488,129 gain related to the sale of the Company’s Mexican subsidiaries.

In Q4/16 the Company had a $488,129 gain related to the sale of the Company’s Mexican subsidiaries. This gain was combined with share based payment expense of $275,346 and an unrealized loss on investments of $120,000 where there were no similar expense in previous 6 quarters.

As the Company is in the exploration stage it has no revenues. Audit, filing and legal fees in in Q3 and Q4 2017 are up due to the costs associated with the acquisition of Li3. Q3 and Q4 2016 include the cost of an auditor review of the pro-forma consolidated financial statements in connection acquisition of Li3.

For three months ended October 31, 2016 compared to three months ended October 31, 2015

The Company incurred a total comprehensive gain of $18,722 during the three months ended October 31, 2016, an increase in the comprehensive gain of $55,274 when compared to the comprehensive loss of $36,552 for the three months ended October 31, 2015. The change was impacted by the following principle factors:

During the three months ended October 31, 2016 the Company recognized a $488,129 gain related to the sale of the Company’s Mexican subsidiaries.

Share based payment expense of $275,346 in the three months ended October 31, 2016 is compared to nil for the three months ended October 31, 2015. There were no stock options issued during the prior three months ended October 31, 2015.

Audit, filing and legal fees increased by $25,001, to $38,918 for the three months ended October 31, 2016, from $13,917 for the three months ended October 31, 2015, due to the increased legal activities related to the annual general meeting, property sales, property investigation and an overall increase in business activity.

During the three months ended October 31, 2016, the Company recognized a $120,000 fair value loss on its investment which are held for trading. During the three months the Company received 12,000,000 common shares of Commander Resources Ltd. as compensation for mineral properties sold. The fair value of these shares at the time of sale was $720,000 whereas the fair value of these shares at October 31, 2016 was $600,000. This change in fair value resulted in the unrealized loss on investments.

Liquidity and Capital Resources

The Company’s consolidated financial statements for the years ended October 31, 2017 and October 31, 2016, have been prepared on a going concern basis, which assumes that the Company will continue in operation in the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business. At October 31, 2017, the Company had a working capital of $2,109,983 (October 31, 2016 – $2,453,347; October 31, 2015 $556,188). The Company had a deficit of $17,965,125 as at October 31, 2017 (October 31, 2016 – $12,973,342; October 31, 2015 – $12,877,689).

Cash outflows from operating activities for the year ended October 31, 2017 were $2,790,292 (2016 - $204,519; 2015 - $169,403) principally comprised of consulting fees, audit and legal fees, management fees, merger costs and public company regulatory related costs and office costs. Costs are higher than the previous year as a result of increased operating activities, property sales and the Li3 transaction. Cash outflows from investing activities were $165,026 (2016 cash inflow - $15,000; 2015 cash inflow – $5,630) as a result of $85,563 paid towards the acquisition of mineral properties, 262,196 on the acquisition of Li3 and proceeds of 152,733 on the sale of marketable securities. There were cash inflows of $3,699,726 (2016 – 1,472,459; 2015 – $0) from financing activities mainly as a result of the issuance of shares through private placements and the exercise of warrants. The Company believes it has sufficient cash to maintain its current portfolio of exploration properties and meet its’ working capital requirements for the next twelve months.

Bonds and reclamation deposits relate to the Mt Polley and October Dome properties. The Yukon mineral properties (JAY, HY, BIG/VBA and VM properties) were written down to $1 each during the year ended October 31, 2016.

Commitments

Bearing provided Levon with an indemnification in respect of the tax payable on disposition of Bearing Lithium Corp., in the event that the fair market value of the assets transferred exceeds the tax pools available to Valley High upon acquisition.

B. Research and Development, Patents and Licenses, etc.

Not applicable.

C. Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in “Item 4.B. Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

D. Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations as of October 31, 2017 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at October 31, 2017:

F. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Jeremy Poirier, Age 31	President, Chief Executive Officer, Director	President, Chief Executive Officer, and Director, Bearing Lithium Corp., August 2016 to present; President, Nico Consulting, 2004 to present; Director, Alexandra Capital Corp., August 2017 to present.
Ann Fehr, Age 49	Chief Financial Officer, Corporate Secretary	Principal, Fehr & Associates, Chartered Professional Accountants, December 2010 to present; Chief Financial Officer, Aequus Pharmaceuticals, July 2016 to present.
Luis Saenz, Age 46	President, South American Operations	Director, Atico Mining Corporation, May 2014 to present; Director of Business Development, Ausenco, January 2018 to present.
Benjamin Asuncion, Age 35	Vice-President, Business Development	Director, CVR Medical Corp, February 2017 to present.
Patrick Cussen, Age 68	Director	President, Celta Consultoras Limited, 1991 to present.
Timothy Heenan, Age 58	Independent Director	Exploration Manager, Mirasol Argentina, SRL, 2003 to present.
Lee Sungwon, Age 51	Director	Director of the Lithium Project Department, POSCO (PosLX, Posco Lithium Extraction), August 2000 to present.

Jeremy Poirier – Chief Executive Officer, Director

Jeremy Poirier has been a director of our company since August 5, 2016, and our President and Chief Executive Officer since September 30, 2016.

Mr. Poirier is the President, Chief Executive Officer, and a Director of Bearing Lithium Corp., (TSXV-BRZ; OTCQB-BRGRF) a Vancouver and Chile based mineral exploration company. Since 2004, he has served as President of Nico Consulting, a management and consulting services firm which provides a range of investor awareness and advisory services for both public and private companies. Mr. Poirier has over 12 years of experience in the capital markets, built a strong network of investor and industry contacts, served on a number of boards, and held senior officer positions at several public and private companies. Through his network and market expertise Mr. Poirier has facilitated capital raising efforts as well as successful asset acquisition and corporate development undertakings. Most recently, Mr. Poirier was a co-founder of Pure Energy Minerals Limited (TSXV:PE) and served as a Director from December 2013 to September 2016, in addition to holding a senior management role. During his tenure with Pure Energy, he reviewed numerous lithium assets and fostered relationships with various partners throughout the supply chain. He also serves as a Member of Advisory Board at Nevada Energy Metals Inc. (TSXV:BFF) since April 2016.

Luis Saenz—Director and President of South American Operations

Luis. Saenz has been a director of our Company and its President of South American Operations since September 19, 2017.

Mr. Sáenz is an executive with over 25 years’ experience in mining finance and metals trading with a focus on Latin America. Since May 2014, Mr. Sáenz has been a Director of Atico Mining Corporation, an exploration company with assets in Colombia. In January 2018 he was appointed Director of Business Development of Ausenco, a global, diversified engineering, construction and project management company providing services in minerals & metals, process infrastructure, environment & sustainability and oil & gas. Previously Mr. Saenz served as CEO and director of Compañia Minera Quiruvilca an exploration company with assets in Peru, and was the former CEO and a Director of Li3 Energy Inc. in Chile from November, 2010 to September, 2017, prior to Li3’s acquisition by Bearing. Since April 2017, he has held the position of President of South American Operations for Bearing Lithium. Mr. Sáenz has also held senior roles with the LATAM Mining Group of the Standard Bank of South Africa (1997-2008), was Vice-President of Commodities with Merrill Lynch (1995-1997) and of Brandeis Brokers (1991-1995). He holds a degree in Economics and International Affairs from Franklin & Marshall College in Lancaster, PA.

Ann Fehr, CPA, CGA—Chief Financial Officer and Corporate Secretary

Ann Fehr has been Chief Financial Officer and Corporate Secretary of our Company since June 30, 2017.

Ann Fehr is the founder and principal of Fehr & Associates, a management consulting and professional accounting firm in Vancouver, BC. She has several years’ experience providing senior level accounting services to publically traded companies, having worked in management since she received her CGA designation in 1996. Her experience includes serving as CFO of Carrus Capital Corporation (formerly BioWest Therapeutic Inc.), Ashanti Gold Corp., and other companies listed on the TSX. In July, 2016, Mr. Fehr was appointed Chief Financial Officer of Aequus Pharmaceuticals Inc. (TSX-V: AQS, OTCQB: AQSZF). During the course of her management and consulting career, Ms. Fehr has led a number of companies through significant change and corporate milestones such as public listing applications, mergers and acquisitions, as well as strategic planning and execution. Ms. Fehr is also an active volunteer in the community. Since 2013, she has been Treasurer and a Director for the Boys and Girls Clubs of South Coast BC.

Benjamin Asuncion—Vice President, Business Development

Benjamin Asuncion has been Vice-President, Business Development of our Company since January 1, 2017.

Over the past decade, Mr. Asuncion has accumulated extensive experience in the capital markets and the natural resources sector. In 2007, Mr. Asuncion joined Haywood Securities Inc., a privately owned Canadian sell side brokerage firm, as a research associate working within the mining space focusing on precious and platinum group metals. During his tenure at Haywood, he was involved in a number of sectors including oil and gas, technology and telecom, in addition to his core focus on mining. He subsequently advanced to become a sell-side research analyst from 2012 through 2016, during which time he covered companies from exploration through to production in the precious metals and lithium space. Prior to joining Haywood, Benjamin was involved in the management of an endowment fund at Simon Fraser University (SFU). More recently, since February 2017, Mr. Asuncion has served as a director of CVR Medical Corp. Mr. Asuncion holds a Bachelor of Business degree from SFU with concentrations in finance, accounting and management science.

Patrick Cussen—Director

Patrick Cussen has been a director of our Company since January 3, 2017.

Mr. Cussen is an industrial civil engineer with 45 years of mining industry experience. He has extensive experience in minerals and mining and specifically in marketing, sales, project exploration, project evaluation and economic assessments. Mr. Cussen was previously the Chairman of the Board of Li3 Energy Inc. (“Li3”). Since 1991, he has served as President of Celta Consultoras Limitada, a Chilean mining consulting and service company to the Latin American mining industry, advising global clients including: Antofagasta Minerals, Vale, Phelps Dodge (Freeport), Placer Dome (Barrick), Codelco, Citibank, LS-Nikko Copper and Royal Gold. From 1972 - 1985, Mr. Cussen held numerous positions within Codelco, the world’s largest copper producer, culminating as Managing Director, Chile Copper Ltd., a London based Codelco subsidiary. From 1985 - 1990, Mr. Cussen was VP Sales, Empresa Minera de Mantos Blancos S.A. (subsidiary of Anglo American Chile). From April, 2001 until his resignation in April, 2016, Mr. Cussen served as Chairman of the Board of the Center for Copper and Mining Studies (Cesco), the Chilean think-tank on mining. Mr. Cussen holds an engineering degree and a Masters of Economics from the University of Chile.

Lee Sungwon—Director

Dr. Lee Sungwon has been a director of our Company since November 1, 2017.

Dr. Lee is a metallurgical engineer with over 25 years of experience. Since 2000he has served as the Director of the Lithium Project Department at POSCO (PosLX) and held various other senior roles. Dr. Lee holds a Ph.D. in Materials Science and Engineering from the University of Southern California, a M.Sc. in Metallurgical Engineering from the Yonsei University in Korea.

Timothy W. Heenan—Independent Director

Timothy Heenan has been a director of our Company since May 25, 2017.

Mr. Heenan is a founder of Mirasol Resources Ltd, (TSXV: MRZ) and a former director of Mirasol for over 12 years since its inception and listing on the Canadian Ventures Exchange. Mr. Heenan has been based in Mendoza, Argentina with Mirasol as Exploration Manager since its inception in 2003, and prior to that lived and worked for numerous mining and exploration companies in Chile for over a decade. Apart from Mr Heenan´s direct hand´s on approach to exploration, he has also become very familiar with legal, corporate and administrative matters in both Chile and Argentina, is fluent in Spanish, and has developed an extensive network of contacts through-out the mining industry during his tenure in South America. Mr. Heenan is a Canadian citizen by birth, and maintains definitive legal residency status in both Chile and Argentina.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B. Compensation

During the years ended October 31, 2017 and 2016, our directors and officers received the following compensation:

	Year ended October 31,
	2017	2016

Management and Consulting	$243,269	$52,392
Share-based compensation	65,365	220,277
	$308,634	$272,669

The above noted compensation includes that payable pursuant to the following compensation arrangements:

The Company entered into a consulting service agreement with Jeremy Poirier and Nico Consulting Ltd. on December 1, 2016. Mr. Poirier is the Chief Executive Officer of the Company. Pursuant to this consulting agreement, Mr. Poirier is compensated at a rate of $12,000 per month. During the year ended October, 2017, Nico Consulting Ltd. charged total consulting fees of $111,500 (2016 - $1,500) for management services. As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $11,958 (2016 - $nil) due to Mr. Poirier for recoverable expenses.

The Company entered into a consulting service agreement with Ann Fehr and Fehr & Associates on December 1, 2016. Mrs. Fehr is the Chief Financial Officer of the Company. Pursuant to this consulting agreement, Mrs. Fehr is compensated at a rate of $100 per hour. Fehr & Associates also provides book-keeping services to the Company for $2,000 per month. During the year ended October 31, 2017, Fehr & Associates charged total consulting fees of $70,769 (2016 - $10,400) for management, administration and accounting services of which $24,000 (2016 - $ 4,000) was related to book-keeping services. As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $15,991 (2016 - $2,730) due to Fehr & Associates.

The Company entered into a consulting service agreement with Benjamin Asuncion and PI Holdings Ltd. on January 1, 2017. Mr. Asuncion is the Vice President, Business Development of the Company. Pursuant to this consulting agreement, Mr. Asuncion is compensated at a rate of $8,500 per month. During the year ended October 31, 2017, PI Holdings Ltd. charged total consulting fees of $85,000 (2016 - $nil) for management services. As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $nil (2016 - $nil) due to PI Holdings Ltd.

During the year ended October 31, 2017, the Company entered into a consulting agreement with Chris Hasek-Watt, a former director of the Company. Mr. Hasek-Watt was compensated $1,750 for these consulting services.

As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $1,058 (2016 - $nil) due to Luis Saenz, a director of the Company, for recoverable expenses.

As at October 31, 2017, included in accounts payable and accrued liabilities is $27,077 (2016 - $2,730) owing to related parties. The amount is non-interest bearing and has no terms of repayments

On January 4, 2017 we issued 125,000 options to Patrick Cussen, a director of the Company. Each option is exercisable for the purchase a one share of our common stock at a price of $0.55 until January 4, 2022.

On January 5, 2017 we issued 225,000 options to Benjamin Asuncion, Vice President of Business Development of the Company. Each option is exercisable for the purchase a one share of our common stock at a price of $0.58 until January 5, 2022.

On May 25, 2017 we issued 150,000 options to Timothy Heenan, a director of the Company. Each option is exercisable for the purchase a one share of our common stock at a price of $0.83 until May 25, 2022.

Our directors and our officers did not accrue or receive any other cash compensation, non-cash compensation, or benefits in kind for their services during the year ended October 31, 2017.

Written Management Agreements

Except as noted above, none of our officers or directors provides their services pursuant to a written employment or management agreement.

Option-Based Awards

The Company has a stock option plan (the “Plan”) that permits the grant of share purchase options up to 10% of the issued and outstanding common shares of the Company to directors, officers, key employees and consultants. Terms and pricing of options are determined at the date of grant in accordance with the Plan.

The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of Options granted to them under the Option Plan.

The following table sets forth the option based awards for each director and officer of the Company outstanding as at May 18, 2018.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option grant date	Option expiration date	Value of unexercised in-the-money (negative value) options ($)(1)
Jeremy Poirier, President, Chief Executive Officer, Director	425,000	0.27	October 24, 2016	October 24, 2021	51,000
	100,000	0.80	October 6, 2017	October 6, 2021	(41,000)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Ann Fehr, Chief Financial Officer, Corporate Secretary	125,000	0.27	October 24, 2016	October 24, 2021	15,000
	130,000	0.80	October 6, 2017	October 6, 2021	(53,300)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Benjamin Asuncion, Vice-President, Business Development	225,000	0.58	January 5, 2017	January 5, 2022	(42,750)
	100,000	0.80	October 6, 2017	October 6, 2021	(41,000)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Luis Saenz, President, South American Operations	375,000	0.80	October 6, 2017	October 6, 2021	(153,750)
	125,000	0.62	January 5, 2017	January 5, 2022	(28,750)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Patrick Cussen, Director	125,000	0.55	January 4, 2017	January 4, 2022	(20,000)
	375,000	0.80	October 6, 2017	October 6, 2021	(153,750)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Timothy Heenan, Independent Director	150,000	0.83	May 25, 2017	May 25, 2022	(66,000)
	75,000	0.80	October 6, 2017	October 6, 2021	(30,750)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Lee Sungwon, Director	150,000	0.76	October 17, 2017	October 31, 2021	(55,500)
	100,000	0.38	May 4, 2018	May 4, 2022	1,000
Amar Balaggan, Former Independent Director(2)	50,000	0.20	August 1, 2014	August 1, 2019	9,500
	50,000	0.27	October 24, 2016	October 24, 2021	6,000

Notes:

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at May 17, 2018, being $0.39 (as quoted on the TSX Venture Exchange), and the exercise price of the option.

(2)	Amar Balaggan served as a director of the Company from June 11, 20214 until on September 19, 2017.

Termination and Change of Control Benefits

We have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended October 31, 2017.

C. Board Practices

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

The Board sets long term goals and objectives for the Company and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Company to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Company’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Company is authorized to act without Board approval on all ordinary course matters relating to the Company’s business.

The Board also monitors the Company’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and CEO, and senior management and for monitoring their performance.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code”) applicable to all of its directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and other persons performing financial reporting functions. The Code has been developed to communicate to directors, officers and employees standards for business conduct in the use of the Company, resources and assets, and to identify and clarify proper conduct in areas of potential conflict of interest. The Code is designed to deter wrongdoing and promote (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code violations; and (d) accountability for adherence to the Code. Violations from standards established in the Code, and specifically under “Whistleblower” situations, are reported to the Chairperson of Audit Committee and can be reported anonymously. The Chairperson of Audit Committee will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation. Since incorporation, there have been no reported violations. The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee and compensation committee are our only committees at this time.

Audit Committee

The members of our audit committee are Luis Saenz, Timothy Heenan, and Patrick Cussen. As defined in National Instrument 52-110 — Audit Committees, Luis Saenz, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of our company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

Other Board Committees

In addition to the Audit Committee, the Board has established a Compensation Committee. The Compensation Committee is responsible for the review of all compensation (including Options) paid by the Company to the Board, senior management and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. Timothy Heenan, Luis Saenz and Patrick Cussen are the current members of the Compensation Committee.

D. Employees

At October 31, 2017, we had one full-time employee, our President and Chief Executive Officer, Jeremy Poirier. Our Chief Financial Officer (Ann Fehr), Vice-president of Business Development (Benjamin Asuncion), and our President of South American Operations (Luis Saenz) provide their services on an as-needed basis as independent contractors. In addition to our professional advisors, we engage several advisors and consultants on an as-needed basis to support our operations in the areas of mineral exploration and management consulting.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

E. Share Ownership

As at May 17, 2018, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned(2)	Warrants Owned(2)(4)
	# of Shares	% of Class(1)
Jeremy Poirier, President, Chief Executive Officer, Director	117,300	(3)	625,000	Nil
Ann Fehr, Chief Financial Officer, Corporate Secretary	38,462	(3)	255,000	38,462
Luis Saenz, President, South American Operations	667,466	1.20	600,000	Nil
Benjamin Asuncion, Vice-President, Business Development	637,500	1.1	325,000	Nil
Patrick Cussen, Director	549,553	(3)	600,000	Nil
Timothy Heenan, Independent Director	Nil	(3)	325,000	Nil
Lee Sungwon, Director	Nil	(3)	250,000	Nil
Amar Balaggan, Former Independent Director(2)	100,000	(3)	100,000	Nil
Kirk Shaw, Former Director(3)	781,500	1.41	Nil	Nil

Notes:

(1)	Based on 55,187,131 common shares issued and outstanding as at May 17, 2018

(2)	Options and Warrants are exercisable into common shares, on a one-for-one basis.

(3)	Less than 1%

(4)	All Warrants are exercisable as at the date of the Annual Report

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)
Posco Canada Ltd. 650 W Georgia St Suite 2350 Vancouver BC V6B 4N9	3,638,694	6.59

Notes:

(1)	Based on 55,187,131 common shares issued and outstanding as at May 17, 2018.

Recent Changes in Major Shareholder Ownership

On January 27, 2017, pursuant to an Agreement and Plan of Merger with Li3 Energy Inc. and LI Acquisition Corporation, we issued 16,000,000 shares of Bearing common stock to the shareholders of Li3 Energy Inc. in consideration for all outstanding common shares of Li3 Energy Inc. In that transaction, Posco Canada Ltd., formerly a shareholder of Li3 Energy Inc., acquired 3,638,694 shares of our common stock.

To the best of our knowledge, except for the above described transaction, there were no significant changes in the percentage ownership held by any major shareholders during the past three years:

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at October 31, 2017 and April 25, 2018, the registrar and transfer agent for our company reported that there were 54,654,131 and 55,187,131 common shares of our company issued and outstanding, respectively. Of the 54,654,131 common shares issued and outstanding on October 31, 2017, 40,977,129 were registered to Canadian residents (44 recorded shareholders), 6,419,651 were registered to residents of the United States (60 recorded shareholders), and 7,237,351 were registered to non-United States or Canadian residents (117 recorded shareholders). Of the 55,187,131 common shares of our company issued and outstanding on April 25, 2018, 42,882,303 were registered to Canadian residents (31 recorded shareholders), 6,393,151 were registered to residents of the United States (51 recorded shareholders), and 5,911,677 were registered to non-United States or Canadian residents (95 recorded shareholders).

Control and Control Arrangements

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B. Related Party Transactions

The Company recorded the following transactions with related parties during the period from the beginning of the Company’s preceding three financial years up to the date of this Annual Report:

Company entered into a consulting service agreement with Jeremy Poirier and Nico Consulting Ltd. on December 1, 2016. Mr. Poirier is the Chief Executive Officer of the Company. Pursuant to this consulting agreement, Mr. Poirier is compensated at a rate of $12,000 per month. During the year ended October, 2017, Nico Consulting Ltd. charged total consulting fees of $111,500 (2016 - $1,500) for management services.

As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $11,958 (2016 - $nil) due to Mr. Poirier for recoverable expenses.

The Company entered into a consulting service agreement with Ann Fehr and Fehr & Associates on December 1, 2016. Mrs. Fehr is the Chief Financial Officer of the Company. Pursuant to this consulting agreement, Mrs. Fehr is compensated at a rate of $100 per hour. Fehr & Associates also provides book-keeping services to the Company for $2,000 per month. During the year ended October 31, 2017, Fehr & Associates charged total consulting fees of $70,769 (2016 - $10,400) for management, administration and accounting services of which $24,000 (2016 - $ 4,000) was related to book-keeping services.

As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $15,991 (2016 - $2,730) due to Fehr & Associates.

The Company entered into a consulting service agreement with Benjamin Asuncion and PI Holdings Ltd. on January 1, 2017. Mr. Asuncion is the Vice President, Business Development of the Company. Pursuant to this consulting agreement, Mr. Asuncion is compensated at a rate of $8,500 per month. During the year ended October 31, 2017, PI Holdings Ltd. charged total consulting fees of $85,000 (2016 - $nil) for management services.

As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $nil (2016 - $nil) due to PI Holdings Ltd.

During the year ended October 31, 2017, the Company entered into a consulting agreement with Chris Hasek-Watt, a former director of the Company. Mr. Hasek-Watt was compensated $1,750 for these consulting services.

As of October 31, 2017, the Company has included in its accounts payable and accrued liabilities $1,058 (2016 - $nil) due to Luis Saenz, a director of the Company, for recoverable expenses.

As at October 31, 2016, the Company included in accounts payable and accrued liabilities is $2,730 (2015 - $nil) owing to Fehr & Associates, a Company controlled by Ann Fehr for accrued consulting and professional fees and expense reimbursements during the year ended October 31, 2016.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B - Compensation.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Our financial statements (included as Item 18 of this registration statement) are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended October 31, 2017, including: independent auditors' report by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements; and

(b)

audited financial statements for the years ended October 31, 2016, including: independent auditors' report by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements.

These financial statements can be found under "Item 17 - Financial Statements" below.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

There have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to our company or our subsidiaries or has a material interest adverse to our company or our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

We are not aware of any significant change that has occurred since October 31, 2017, and that has not been disclosed elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of October 31, 2017 and May 17, 2018, we had 54,654,131 and 55,187,131 Common Shares issued and outstanding, respectively. Our common stock is listed on the TSX Venture Exchange (“TSXV”) under the symbol “BRZ”. Our common stock became eligible for trading on the TSXV on June 10, 2011. The first trade of our common stock occurred on June 10, 2011. Our common shares the United States on the OTCQB under the symbol “BRGRF”, and in Germany on the Frankfurt Stock Exchange under the symbol “B6K1”. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

Set forth below are the annual high and low market prices for our stock for each of our five most recent full financial years (ending October 31).

Period:	Bearing/TSXV (Canadian Dollars)		Bearing/OTCQB (U.S. Dollars)
Annual	High	Low	High	Low
2017	1.83	0.39	1.41	0.30
2016	0.41	0.00	0.37	0.00
2015	0.07	0.02	n/a	n/a
2014	0.09	0.03	n/a	n/a
2013	0.17	0.03	n/a	n/a

Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

For the quarterly period:	Bearing/TSXV (Canadian Dollars)		Bearing/OTCQB (U.S. Dollars)
	High	Low	High		Low
2018
First Quarter	$1.02	0.73		$0.78	0.58
Second Quarter	0.82	0.61		0.64	0.31
Third Quarter	n/a	n/a		n/a	n/a

2017
First Quarter	$1.00	0.39		$0.69	0.30
Second Quarter	1.83	0.83		1.41	0.60
Third Quarter	1.06	0.67		0.80	0.50
Fourth Quarter	0.95	0.70		0.76	0.55

2016
First Quarter	$0.03	$0.00	$	n/a	n/a
Second Quarter	0.03	0.00		n/a	n/a
Third Quarter	0.23	0.04		n/a	n/a
Fourth Quarter	0.65	0.17		0.37	0.00

Set forth below are the high and low market prices for each of the six most recent completed months of the year 2018:

Period:	Bearing/TSXV (Canadian Dollars)		Bearing/OTCQB (U.S. Dollars)
Last Six Months	High	Low	High	Low
April	0.54	0.41	0.43	0.31
March	0.68	0.51	0.52	0.39
February	0.82	0.61	0.64	0.50
January	0.91	0.73	0.72	0.58
December	0.97	0.80	0.76	0.63
November	1.02	0.76	0.78	0.58

B. Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

C. Markets

Our common stock is publically traded in Canada on the TSX Venture Exchange under the symbol "BRZ". Our common stock is also quoted in the United States on the OTCQB under the symbol “BRGRF”, and in Germany on the Frankfurt Stock Exchange under the symbol “B6K1”.

D. Selling Shareholders

Not applicable to Form 20-F filed as an Annual Report.

E. Dilution

Not applicable to Form 20-F filed as an Annual Report.

F. Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of October 31, 2017 and May 17, 2018, we had 54,654,131 and 55,187,131 Common Shares issued and outstanding, respectively.

Common Shares

The holders of outstanding Bearing common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Bearing Board from time to time may determine. Holders of Bearing common shares are also entitled to one vote for each share held on all matters submitted to a vote of Bearing shareholders. Bearing common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Bearing, the assets legally available for distribution to Bearing shareholders would be distributed ratably among the holders of Bearing common shares and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of Bearing common shares is, and all shares of Bearing common shares currently outstanding are, fully paid and non-assessable.

Warrants

As at October 31, 2017 we have share purchase warrants outstanding to purchase 2,422,286 common shares with a weighted average exercise price of $0.81 per share. Warrant transactions and the number of warrants outstanding during our three most recent completed fiscal years are summarized in the following table:

	Number	Weighted Average Exercise Price $
Balance, October 31, 2014 and 2015	-	-
Private placement of equity units	12,000,000	0.25
Brokers’ warrants issued as finders’ fees	482,615	0.25
Balance, October 31, 2016	12,482,615	0.25
Private placement of equity units	1,432,500	0.80
Brokers’ warrants issued as finders’ fees	147,000	0.80
Warrants issued in connection with Li3 Energy Inc. merger [note 5]	842,786	0.82
Exercised	(12,482,615)	(0.25)
Balance, October 31, 2017	2,422,286	0.81

Details regarding our common share purchase warrants outstanding as at October 31, 2017, October 31, 2016, and October 31, 2015, respectively, are summarized in the following table:

Date of Expiry	Exercise Price	October 31, 2017	October 31, 2016	October 31, 2015
October 21, 2017	$0.25	-	12,482,615	-
December 16, 2017	$0.80	1,579,500	-	-
July 11, 2018	$0.80	657,558	-	-
January 11, 2019	$0.88	185,228	-	-
Total Outstanding and Exercisable	$0.38	2,422,286	12,482,615	-

As of October 31, 2017, the weighted average remaining life for outstanding warrants was 0.43 years.

Stock Options

As of October 31, 2017, we had 2,905,000 incentive stock options outstanding at a weighted average exercise price of $0.61. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options. The options vested upon granting. As of October 31, 2017, the weighted average remaining life for outstanding options was 3.98 years.

Details regarding our stock option transactions for our three most recent completed fiscal years are summarized in the following table:

	Number	Weighted Average Exercise Price $
Balance, October 31, 2014	325,000	0.36
Forfeited	-	-
Expired	-	-
Granted	-	-
Balance, October 31, 2015	325,000	0.36
Forfeited	(25,000)	0.20
Expired	(125,000)	0.60
Granted	1,325,000	0.27
Balance, October 31, 2016	1,500,000	0.26
Granted	2,130,000	0.73
Exercised	(725,000)	0.25
Balance, October 31, 2017	2,905,000	0.61

Details regarding our stock options outstanding as at October 31, 2017, October 31, 2016,and October 31, 2015, respectively, are summarized in the following table:

Date of Expiry	Exercise Price	October 31, 2017	October 31, 2016	October 31, 2015
August 1, 2019	$0.20	75,000	175,000	-
October 6, 2021	$0.80	1,250,000	-	-
October 10, 2021	$0.84	80,000	-	-
October 24, 2021	$0.26	700,000	1,325,000	-
December 2, 2021	$0.50	125,000	-	-
January 4, 2022	$0.50	125,000	-	-
January 5, 2022	$0.55	125,000	-	-
January 6, 2022	$0.58	225,000	-	-
January 9, 2022	$0.59	50,000	-	-
May 25, 2022	$0.83	150,000	-	-
Total Outstanding	$0.61	2,905,000	1,500,000	-
Total Exercisable		1,500,000	1,500,000	-

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

As at October 31, 2017 we had 54,654,131 common shares outstanding with a weighted average exercise price of $0.81 per share. Common share transactions and the number of common shares outstanding during our three most recent completed fiscal years are summarized in the following table:

	Common Shares
	No. of shares	Amount
	#	$
Balance, October 31, 2014 and October 31, 2015	6,472,418	8,677,789
Issued for cash pursuant to private placement(1)	12,000,000	1,104,000
Balance, October 31, 2016	18,472,418	9,677,738
Issued for cash pursuant to private placement(2)	2,865,000	888,433
Options exercised (3)	725,000	320,633
Warrants exercised (4)	12,482,615	3,606,219
Shares issued for acquisition of mineral claims (5)	1,473,990	1,659,631
Shares issued on acquisition of Li3 (6)	18,635,108	14,162,682
Balance, October 31, 2017	54,654,131	30,204,541

__________

(1)

For the year ended October 31, 2016, the Company completed a non-brokered private placement and issued in aggregate 12,000,000 units at a price of $0.13 per unit for gross proceeds of $1,560,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.25 per share. In conjunction with the financing, the Company paid aggregate finder’s fees of $87,541 and issued 482,615 broker’s warrants having a fair value of $16,510 and having the same terms as the warrants issued as units pursuant to this private placement. Total proceeds were allocated based on the proportionate fair value of the common share and the warrant, with $456,000 of the proceeds allocated to the warrant and $1,104,000 allocated to common share.

(2)

On December 16, 2016, the Company issued 2,865,000 units for gross proceeds of $1,146,000. Each unit consisted of one common share and one half share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.80 per warrant. Total proceeds were allocated based on the proportionate fair value of the common share and the warrant, with $257,567 of the proceeds allocated to the warrant and $888,433 allocated to the common share.

In conjunction with the financing, the Company paid aggregate finder’s fees of $68,178 and issued 147,000 broker’s warrants measured at a fair value of $42,617 and having the same terms as the warrants issued as units pursuant to this financing.

56

(3)

For the year ended October 31, 2017, the Company issued 725,000 common shares pursuant to the exercise of stock options for proceeds of $188,750. Previously recognized grant date fair value of $131,883 was reclassified from contributed surplus to common shares.

(4)

For the year ended October 31, 2017, the Company issued 12,482,615 common shares pursuant to the exercise of warrants for proceeds of $3,120,654. Previously recognized grant date fair value of $485,565 was reclassified from contributed surplus to common shares.

(5)

On February 7, 2017, the Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims located in Esmeralda County, Nevada (Fish Lake Valley claims). To complete the purchase, the Company paid US $60,000 (CDN $81,900) in cash and issued 1,400,000 common shares of the Company with a fair value of $1,596,000. On April 5, 2017, the Quit Claim deed transferring title of claims was signed. On May 8, 2017, the Company paid finders’ fees of 73,990 common shares with a fair value of $63,631 and paid a cash fee of $3,663.

(6)

On September 28, 2017 the shareholders of Li3 Energy approved an agreement and plan of merger (the “Merger Agreement”) entered between the Company and Li3 Energy on January 27, 2017, under which the Company acquired Li3 Energy. Pursuant to the Merger Agreement, LI Acquisition Corporation (“Sub”) merged with Li3 Energy (the “Merger”), with Li3 Energy surviving the Merger as a wholly owned subsidiary of the Company. In exchange for each share of Li3 Energy common stock was converted into an aggregate of 16,000,000 common shares of the Company.

In connection with the agreement with Li3 Energy, the Company settled the principal of $525,000 of convertible debt owed by Li3 Energy plus a 22% interest bonus through the issue of 1,685,568 units. Each unit comprises of one common share and one-half warrant with each whole warrant entitling the holder to acquire an additional common share for one year following the close of the proposed transaction. The fair value of the shares on the date of closing was $1,281,032. The fair value of the share purchase warrants was $246,421.

Resolutions/Authorizations/Approvals

Not Applicable.

B. Memorandum and Articles of Association

Incorporation

We are incorporated under the British Columbia Business Corporations Act (BCBCA).

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See "Share Capital" above for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares and Preferred Shares.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles and the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C. Material Contracts

There are no other contracts, other than those disclosed below and those entered into in the ordinary course of business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report.

Agreement related to Yukon Claims.

On January 3, 2017, the Company entered into a property purchase agreement dated December 23, 2016 with Golden Predator Mining Corp., pursuant to which Golden has agreed to purchase all of the Company’s interest in certain mineral claims in the Yukon Territory. As partial consideration for the purchase agreement, Golden will pay to the Company an aggregate fee of $275,000, payable over 48 months from the execution date of the purchase agreement. In addition, Golden will issue shares according to the following schedule:

            (i) 35,000 common shares on date of execution (received);

            (ii) 50,000 common shares 8 months after date of execution; (received) and

            (iii) Common shares equal to $600,000 on the 20 month, 32 month and 48 month anniversary of the execution date.

Under the terms of the purchase agreement, Golden will also grant to the Company a 2% net smelter royalty (“NSR”) on certain claims and a 1% NSR on the remaining claims. Golden has the right to re-purchase 50% of the NSR for $1,000,000 at any time.

During the year ended October 31, 2017, the Company received $30,000 and 85,000 common shares, initially measured at a fair value of $65,700. These amounts have been recognized recovery on disposition of mineral properties in the consolidated statement of loss and comprehensive loss.

Agreements Related to Fish Lake Valley Claims

On February 7, 2017, the Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims, known as the Fish Lake Valley claims, located in Esmeralda County, Nevada. To complete the purchase, the Company paid US $60,000 (CDN $81,900) in cash and issued 1,400,000 common shares of the Company with a fair value of $1,596,000. On September 25, 2017 the Company entered into an option agreement with First Division Ventures Inc. whereby First Division could acquire 100% of certain mining claims. To exercise the Option, First Division is required to make a cash payment of $20,000, issue 200,000 common shares within 10 days of execution of the agreement and issue further 4,000,000 common shares by the third anniversary of the agreement. As a result of the agreement the Company determined that the carrying value of the property should be recorded at the estimated fair value of the consideration to be received of $120,500 and recorded an impairment charge of $1,624,694.

The Company entered into an option agreement dated September 25, 2017 with First Division Ventures Inc. to acquire a 100% interest in certain mining claims known as the Fish Lake Valley Property. The terms of the Agreement provide that in order for First Division to exercise the Option, it must make a cash payment in the initial amount of $20,000 and issue 20,000 common shares to Bearing within 10 days of execution, and thereafter issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement. First Division must also carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. First Division exercised the option subsequent to October 31, 2017. The Company retains a 3% NSR. The NSR is not subject to a buy-back or repurchase right. The Company determined that the carrying value of the property should be impaired to the estimated fair value of the consideration to be received under the option agreement for a total of $120,500. As a result, an impairment charge of $1,624,694 has been recorded in the accounts.

Pursuant to the September 25, 2017 option agreement with the Company, First Division Ventures Inc. exercised its option to acquire a 100% interest in certain mining claims of the Fish Lake Valley Property by paying $20,000 and issuing 20,000 common shares. To complete the acquisition, First Division was required to issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement (September 25, 2020), and to carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. The Company was to retain a 3% NSR without a buy-back or repurchase right.

However, on May 2, 2018, First Division and Bearing entered into an amended and restated property option agreement whereby the acquisition by First Division will be reduced to a 50% interest in the 81 lode claims of the Fish Lake Valley Property, subject to the issuance of an additional 3,000,000 common shares (reduced from 4,000,000) to Bearing by the third anniversary of the Agreement (September 25, 2020), and to First Division’s completion of a $1,500,000 work program (reduced from $3,000,000) prior to the third anniversary of the Agreement, including $60,000 on or before September 25, 2018, $440,000 on or before September 25, 2019 and $1,000,000 on or before September 25, 2020. In order for the obligation to be satisfied, the shares of First Division must become publically listed on a the Canadian Securities Exchange or the TSX Venture Exchange. The amended agreement provides that Bearing and First Division will form a joint venture to explore the Fish Lake Project, with First Division serving as operator.

Acquisition of Li3 Energy Inc.

On September 28, 2017 the shareholders of Li3 Energy approved an agreement and plan of merger (entered between the Company and Li3 Energy on January 27, 2017, under which the Company acquired Li3 Energy. Pursuant to the Merger Agreement, LI Acquisition Corporation (“Sub”) merged with Li3 Energy (the “Merger”), with Li3 Energy surviving the Merger as a wholly owned subsidiary of the Company. In exchange for each share of Li3 Energy common stock was converted into an aggregate of 16,000,000 common shares of the Company.

In connection with the agreement with Li3 Energy, the Company settled the principal of $525,000 of convertible debt owed by Li3 Energy plus a 22% interest bonus through the issue of 1,685,568 units. Each unit comprises of one common share and one-half warrant with each whole warrant entitling the holder to acquire an additional common share for one year following the close of the proposed transaction. The fair value of the shares on the date of closing was $1,281,032.

Per the January 19, 2016 shareholders’ agreement between Li3 Energy and Minera Salar Blanco SpA (“MSB SA”), Li3 Energy was required to make payments to the capital requirements of Minera Li Energy SpA. Under the terms of the shareholders’ agreement, MSB SA advanced Minera Li Energy SpA US$1,800,000 secured over Li3 Energy’s interest in Minera Li Energy SpA.

Following the merger agreement, the amount owed by Li3 Energy was reduced by US$1,200,000 to allow MSB SA full ownership of Minera Li Energy SpA. On acquisition, the balance owing was US$577,272. Further to the agreement, Li3 was required to pay MSB SA an additional US$454,901 plus accrued interest of US$102,375. In aggregate notes payable of US$1,134,548 (CDN$1,415,916) were assumed in the acquisition.

Both loans accrued interest at 8.5%, were secured over the Company’s interest in Minera Li Energy SpA, and had a maturity of January 19, 2018. Subsequent to October 31, 2017, the loans were settled in full.

The cost of the acquisition was allocated first to the monetary assets and liabilities with the excess allocated to the 17.67% shareholding Minera Salar Blanco SA. The 17.67% shareholding entitles the Company to one representative on the board of MSB SA which represents a 16.67% voting interest. The Company’s investment is not subject to any preferential rights and the Company does not have the power to participate in the operating and financial policies of MSB SA. Therefore, as the Company’s interest is less than 20%, significant influence is not met, and the investment is accounted for as a financial asset in accordance with IAS 39, Financial Instruments: Recognition.

Investment in Minera Salar Blanco S.A.

Mineral Salar Blanco S.A. is a private Chilean corporation with an objective to advance a business in the production of lithium. As a result of the merger and dissolution of Minera Li Energy SpA, the Company holds a 17.67% interest in MSB SA. The remaining shares of the company are owned by Lithium Power Inversiones Chile SpA, (a Chilean subsidiary of Lithium Power International Limited (Australia)), and Minera Salar Blanco SpA (a Chilean Corporation), who own 50% and 32.33% respectively.

Mineral Salar Blanco S.A. owns 60% Sociedades Legales Mineras Litio1 to 6 de la Sierra Hoyada de Maricunga (“SLM Litio 1-6”), a group of six private companies (the “Maricunga Companies”), and the Cocina Mining Concessions.

The Company’s investment in is recorded at cost as Mineral Salar Blanco S.A. does not have a quoted price in an active market. The Company completed an impairment assessment and did not identify objective evidence that an impairment loss had been incurred as at October 31, 2017.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E. Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm’s length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non-resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before October 31, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending October 31, 2013 and do not expect to be classified as a PFIC for the year ending October 31, 2014. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending October 31, 2014 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

F. Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G. Statements by Experts

The financial statements of our company for the year ended October 31, 2017 included in this annual report have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, with a business address at 1500-1140 West Pender St., Vancouver, BC V6E 4G1, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H. Documents on Display

You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this registration statement may be viewed at the offices of McCullough O'Connor Irwin LLP, 1066 W Hastings, St Suite 2600, Vancouver, BC V6E 3X1, during normal business hours.

I. Subsidiary Information

Our Company has the following subsidiaries:

•	Li3 Energy, Inc. , a Nevada company;
•	Li3 Energy Peru SRL, a Peru limited liability company (which is a subsidiary of Li3 Energy Inc. (Nevada));
•	Alfredo Holdings, Ltd. an exempted limited company incorporated under the laws of the Cayman Islands (which is a subsidiary of Li3 Energy Inc. (Nevada)_;and
•	Li3 Energy Copiapó, SA, a Chilean corporation (which is a subsidiary of Alfredo Holdings Ltd.).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and short-term investments are classified as a financial asset at FVTPL, other receivables are classified as loans and receivables, and accounts payable is classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

Credit Risk

Concentration of credit risk exists with respect to the Company’s cash, as all amounts are held at a major Canadian financial institution and a major Chilean financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

Cash	2017	2016

Canadian financial institution	$2,600,171	$1,856,756
Chilean financial institution	993	-
	$2,601,164	$1,856,756

The credit risk associated with cash is minimized by ensuring that substantially all dollar amounts are held with a major financial institution with strong investment-grade ratings by a primary ratings agency.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances as its sole source of cash. The Company manages liquidity risk by trying to maintain an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. The Company normally maintains sufficient cash to meet the Company’s business requirements; as at October 31, 2017, the cash balance of $2,601,164 which are sufficient to meet its obligations related to its current financial liabilities of $1,202,165. However, to meet required administrative and exploration and evaluation expenditures over the next twelve months the Company may be required to raise additional capital in the future to fund its operations.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents held at October 31, 2017. A 100 basis point (1%) increase or decrease in the interest rate in 2017 would have resulted in approximately a $5,700 change in the Company’s reported loss for the year ended October 31, 2017 based on its closing balance during the fiscal year.

Currency risk

As at October 31, 2017, the Company incurs expenses in Canadian dollars and United States dollars. The Company therefore has exposure to fluctuations in the Canadian dollar - United States dollar exchange rate. On the basis of current market conditions, the Company has determined that a 10% change in foreign exchange rates would affect the fair value of total assets by approximately $105,000.

Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as an Annual Report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We have elected to report under Item 15T.

ITEM 15T. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our president & CEO (our principal executive officer) and our CFO (our principal financial officer and principal accounting officer), as appropriate to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our President & CEO and our CFO, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, our President & CEO and our CFO concluded that our disclosure controls and procedures were not effective as of October 31, 2017 and as at the date of this report. Our disclosure controls and procedures were not effective because of the "material weaknesses" described below under "Management's report on internal control over financial reporting," which are in the process of being remediated as described below under "Management Plan to Remediate Material Weaknesses."

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in rules promulgated under the Exchange Act, is a process designed by, or under the supervision of, our President & CEO and our CFO, and implemented by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our Board of Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.

However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of October 31, 2017. Based on its assessment, management has concluded that we had certain control deficiencies described below that constituted material weaknesses in our internal controls over financial reporting. As a result, our internal control over financial reporting was not effective as of October 31, 2017.

A "material weakness" is defined under SEC rules as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. As a result of management's review of the investigation issues and results, and other internal reviews and evaluations that were completed after the end of year related to the preparation of management's report on internal controls over financial reporting required for this annual report on Form 20-F, management concluded that we had material weaknesses in our control environment and financial reporting process consisting of the following:

•	We have not developed or implemented sufficient written policies and procedures for accounting and financial reporting

Our management, accounting consultants, and advisors are experienced in accounting requirements and procedures generally accepted in Canada and in the United States, including IFRS methods, and reporting under Canadian and United States securities laws. However, we have not documented or maintained significant written guidance, rules, policies or procedures related to the execution of our accounting and financial reporting obligations by our management or staff.

We do not believe the material weaknesses described above caused any meaningful or significant misreporting of our financial condition and results of operations for the year ended October 31, 2017. However, our management has concluded that the absence of documented policies & procedures may result in inconsistent application of our internal controls and procedures, or a lack of continuity in our accounting and financial reporting in the event of changes in our management or accounting staff, any of which could result in a material misstatement in our financial statements and related disclosures.

Management Plan to Remediate Material Weaknesses

In an effort to remediate the identified material weaknesses and other deficiencies, and to enhance our internal controls, our management, in consultation with our board of directors and professional advisors, has initiated the creation of formal guidelines, policies and procedures regarding the execution of accounting, financial, and reporting responsibilities among our current and future management and staff.

We believe the remediation measures described above will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Attestation Report of Independent Registered Public Accounting Firm

We are an emerging growth company under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Controls over Financial Reporting

There have been no changes in our company’s internal control over financial reporting during the last annual period covered by this report that have materially affected, or are reasonably likely to materially affect, our company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Patrick Cussen, Timothy Heenan, and Luis Saenz. As defined in National Instrument 52-110 — Audit Committees, Luis Saenz, is not "independent". All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of our company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

ITEM 16B. CODE OF ETHICS

In August, 2017 our Company adopted a Code of Business Conduct and Ethics that applies to, among other persons, all officers, directors and employees of the Company, as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to maintain high standards of professional ethics and conduct, personal integrity, fairness, honesty and good judgement. The Code of Business Conduct and Ethics requires, among other things, that officers, directors, and employees comply with applicable governmental laws, rules and regulations adhere to strict standards of confidentiality and computer security, avoid and disclose potential or actual conflicts of interest, and exercise good judgment to ensure the safety and welfare of officers, directors and employees, and to maintain a cooperative, efficient, positive, harmonious and productive work environment and business organization. Failure to comply with the Code of Conduct or any of the policies of the Company may be cause for the employee's dismissal.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants., charged total fees of $64,533 for the year ended October 31, 2017. $24,633 of the $64,533 above was for audit fees and $39,900 of the amount was for audit-related fees or income tax preparation fees. Our external auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, charged total fees of $19,813 for the year ended October 31, 2016. All of the $19,813 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18 - Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

audited financial statements for the years ended October 31, 2017, including: independent auditors' report by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements; and

(b)

audited financial statements for the years ended October 31, 2016, including: independent auditors' report by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountant, statements of financial position, statements of loss and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements.

Bearing Lithium Corp.

(formerly Bearing Resources Ltd.)

Consolidated Financial Statements

For the year ended October 31, 2017

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bearing Lithium Corp.

We have audited the accompanying consolidated financial statements of Bearing Lithium Corp., which comprise of the consolidated statements of financial position as at October 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bearing Lithium Corp. as at October 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

February XX, 2018

Bearing Lithium Corp. (formerly Bearing Resources Ltd.) Consolidated Statements of Financial Position (Expressed in Canadian dollars)

As at	Note	October 31, 2017 $	October 31, 2016 $

ASSETS
Current assets
Cash		2,601,164	1,856,756
Accounts receivable		89,775	18,032
Prepaid expense	6	217,669	24,337
Investment in marketable securities		403,540	600,001
		3,312,148	2,499,126
Non-current assets
Reclamation bond		21,993	21,993
Exploration and evaluation assets	8	120,504	4
Investment in MSB SA	5 & 7	16,362,380	-
		19,817,025	2,521,123

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		410,440	45,779
Due to Minera Salar Blanco SpA	5	791,725	-
		1,202,165	45,779
SHAREHOLDERS’ EQUITY
Common shares	10	30,204,541	9,677,738
Contributed surplus	10	6,440,175	5,770,948
Foreign currency translation reserve		(64,731)	-
Deficit		(17,965,125)	(12,973,342)
Total shareholders’ equity		18,614,860	2,475,344
Total liabilities and shareholders’ equity		19,817,025	2,521,123

The accompanying notes are an integral part of these consolidated financial statements.

Subsequent Events (Note 15)

These consolidated financial statements were approved for issuance by the Board of Directors on February 28, 2018 and signed on its behalf by:

/s/ Patrick Cussen	/s/ Jeremy Poirier
Director	Director

Bearing Lithium Corp. (formerly Bearing Resources Ltd.) Consolidated Statements of Loss and Comprehensive Loss For the year ended October 31, 2017 and 2016 (Expressed in Canadian dollars)

		October 31, 2017	October 31, 2016
Year ended	Note	$	$

Operating expenses
Exploration and evaluation		12,054	22,442
Consulting	9	1,007,395	65,159
Investor communications		272,334	-
Management		286,664	-
Merger related costs		457,023	-
Office and general		187,375	15,606
Professional fees		174,325	61,611
Regulatory and filing		106,003	27,415
Share-based payment expense	10	740,070	275,346
Travel		194,575	-
		(3,437,818)	(467,579)
Other income
Foreign exchange gain		72,171	3,652
Interest income		12,285	145
Gain on sale of Mexican subsidiaries	4	-	488,129
Impairment of mineral property	8	(1,624,694)	-
Recovery on exploration and evaluation asset	8	95,700	-
Loss on disposal of marketable securities		(32,407)	-
Unrealized loss on investment	6	(77,020)	(120,000)
		(1,553,965)	371,926

Net loss for the year		(4,991,783)	(95,653)

Other comprehensive income
Items that may be subsequently reclassified to loss for the year
Foreign currency translation adjustment		(64,731)	(3,267)

Comprehensive loss		(5,056,514)	(98,920)

Basic and diluted loss per common share		(0.20)	(0.01)
Weighted average number of common shares outstanding		25,045,715	6,801,179

The accompanying notes are an integral part of these consolidated financial statements.

Bearing Lithium Corp. (formerly Bearing Resources Ltd.) Consolidated Statements of Shareholders’ Equity For the years ended October 31, 2017 and 2016 (Expressed in Canadian dollars)

	Common Shares
	No. of shares	Amount	Contributed Surplus	AOCI	Deficit	Shareholders’ equity
	#	$	$	$	$	$
Balance, October 31, 2015	6,472,418	8,677,789	5,023,092	3,267	(12,877,689)	826,459
Issued for cash pursuant to private placement [note 10]	12,000,000	1,104,000	456,000	-	-	1,560,000
Share issuance costs [note 10]	-	(87,541)	-	-	-	(87,541)
Finders warrants[note 10]	-	(16,510)	16,510	-	-	-
Share-based payment expense [note 10]	-	-	275,346	-	-	275,346
Disposition of Mexican subsidiaries [note 4]	-	-	-	(3,267)	-	(3,267)
Net loss for the year	-	-	-	-	(95,653)	(95,653)
Balance, October 31, 2016	18,472,418	9,677,738	5,770,948	-	(12,973,342)	2,475,344
Issued for cash pursuant to private placement [note 10]	2,865,000	888,433	257,567	-	-	1,146,000
Share issuance costs [note 10]	-	(110,795)	42,617	-	-	(68,178)
Share-based payment expense [note 10]	-	-	740,070	-	-	740,070
Options exercised [note 10]	725,000	320,633	(131,883)	-	-	188,750
Warrants exercised [note 10]	12,482,615	3,606,219	(485,565)	-	-	3,120,654
Shares issued for acquisition of mineral claims [note 8]	1,473,990	1,659,631	-	-	-	1,659,631
Shares issued on acquisition of Li3 [note 5]	18,635,108	14,162,682	246,421	-	-	14,409,103
Foreign currency translation adjustment	-	-	-	(64,731)	-	(64,731)
Net loss for the year	-	-	-	-	(4,991,783)	(4,991,783)
Balance, October 31, 2017	54,654,131	30,204,541	6,440,175	(64,731)	(17,965,125)	18,614,860

The accompanying notes are an integral part of these consolidated financial statements.

Bearing Lithium Corp. (formerly Bearing Resources Ltd.) Consolidated Statements of Cash Flows For the years ended October 31, 2017 and 2016 (Expressed in Canadian dollars)

	2017	2016
	$	$
OPERATING ACTIVITIES
Net loss for the year	(4,991,783)	(95,653)
Add items not affecting cash:
Share-based payment expense	740,070	275,346
Loss on investments	109,427	120,000
Impairment of mineral property	1,624,694	-
Gain on disposition of mineral property interest	(95,700)	-
Gain on disposal of Mexican subsidiaries	-	(488,129)
Unrealized foreign exchange	(1,424)	(3,267)
Changes in non-cash working capital items relating to operations:
Accounts receivable	(71,741)	(11,788)
Prepaid expenses and other	(193,332)	(24,337)
Accounts payable and accrued liabilities	89,497	23,360
Accrued interest (income) expense	-	(51)
Cash used in operating activities	(2,790,292)	(204,519)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	152,733	-
Proceeds from disposition of subsidiary	-	15,000
Proceeds from disposition of mineral property interest	30,000	-
Cash costs incurred for merger	(262,196)	-
Purchase of mineral property interest	(85,563)	-
Cash provided by (used in) investing activities	(165,026)	15,000

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	1,077,822	1,472,459
Proceeds from options exercised	188,750	-
Proceeds from warrants exercised	3,120,654	-
Repayment of promissory note assumed on acquisition	(687,500)	-
Cash provided by financing activities	3,699,726	1,472,459

Increase in cash	744,408	1,282,940
Cash, beginning of the year	1,856,756	573,816
Cash, end of the year	2,601,164	1,856,756

Supplemental Cash-flow information

Non-cash transactions
Shares issued on acquisition of Li3 Energy, Inc.[note 5]	14,409,103	-
Shares issued on acquisition of mineral property interest	1,659,631	-
Interest paid	85,537	-
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE OF OPERATIONS AND GOING CONCERN

Business Description

Bearing Lithium Corp. (formerly Bearing Resources Ltd.) (the “Company”) is engaged in the exploration and development of mineral properties. The Company’s registered office is 2600-1066 West Hastings Street, Vancouver, British Columbia, Canada.

On September 28, 2017 the Company acquired all issued and outstanding shares of Li3 Energy, Inc. (“Li3 Energy”) a US listed company and its subsidiaries Li3 Energy Peru SRL (“Li3 Peru”), a subsidiary formed in Peru; Alfredo Holdings, Ltd. (“Alfredo”), an exempted limited company incorporated under the laws of the Cayman Islands; and Li3 Energy Copiapó, SA (“Li3 Copiapó”), a Chilean corporation, which is a subsidiary of Alfredo (note 5).

On September 23, 2016, the Company completed a transaction with Commander Resources Ltd. (“Commander”) whereby Bearing transferred certain of its Canadian mineral property interests to its wholly owned subsidiaries, BRZ Mex Holdings Ltd. (“BRZM”) and Minera BRG SA de CV (“Mexican subsidiaries”). Subsequent to the transfer of the mineral property interests, Bearing transferred its shareholdings in the Mexican subsidiaries to Commander in exchange for 12,000,000 common shares of Commander and payment of $15,000 (“Commander Agreement”) (note 4).

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The Company’s assets are in the exploration and evaluation stage. While the Company has sufficient cash resources to continue operations for the 12 months, it will need to raise additional funds. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company for the year ended October 31, 2017 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 28, 2018.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial assets and financial liabilities to fair value.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Li3 Energy, Li3 Peru, Alfredo and Li3 Copiapó from the date of acquisition on September 28, 2017. These consolidated financial statements also include the accounts of the Company’s Mexican subsidiaries up to the disposition of both subsidiaries on September 23, 2016. All intercompany transactions, balances, income and expenses have been eliminated on consolidation.

The Company controls an investee if the Company has:

(i)	power over the investee;
(ii)	exposure, or rights, to variable returns from its involvement with the investee; and
(iii)	the ability to use its power over the investee to affect its returns.

2.	BASIS OF PREPARATION (CONTINUED)

Basis of measurement (continued)

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in loss and comprehensive loss from the date that the Company gains control until the date that the Company ceases to control the subsidiary.

Critical accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

i.	Management is required to assess the functional currency of the Company. In concluding that the Canadian dollar is the functional currency of the Company, management considered the currency that mainly influences the operating expenditures in the jurisdiction in which the Company operates.

ii.	Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfer and title may be affected by undetected defects.

iii.	The Company determined that the transfer of the shares of BRZM in the year ended October 31, 2016 represented a loss of control of the subsidiary resulting in derecognition of the assets and liabilities of BRZM from the consolidated financial statements.

iv.	Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

v.	Where the Company holds less than 20% of voting rights in an investment, the investment is treated as an available for sale investment. Management requires to exercise judgement on whether voting or other rights exist that would result in significant influence.

2.	BASIS OF PREPARATION (CONTINUED)

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:

i.	Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

ii.	Management uses the Black-Scholes Option Pricing Model for valuation of share based compensation and brokers’ warrants, which requires the input of subjective assumptions including expected price volatility, risk-free interest rates and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results of operations and equity reserves.

iii.	Impairment of exploration and evaluation assets or cash-generating units (“CGU”) are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s exploration and evaluation assets. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, economics assessment/studies, accessible facilities and existing permits.

3.	SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which they operate. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. The Company’s Mexican subsidiaries had a Mexican peso functional currency. Transactions in other than an entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions.

The consolidated financial statements of subsidiaries that have a functional currency other than the Canadian dollar were translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate for the period. All resulting changes are recognized in other comprehensive income as foreign currency translation adjustments.

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exploration and evaluation costs (continued)

Expenditures relating to exploration activities are expensed as incurred and expenditures relating to pre-extraction activities are expensed as incurred until such time proven or probable reserves are established for that project, after which subsequent expenditures relating to development activities for that particular project are capitalized as incurred.

Where proven and probable reserves have been established, the project’s capitalized expenditures are depleted over proven and probable reserves using the units-of production method upon commencement of production. Where proven and probable reserves have not been established, the project’s capitalized expenditures are depleted over the estimated extraction life using the straight-line method upon commencement of extraction. The Company has not established proven or probable reserves for any of its projects.

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral property interest.

They carrying values of exploration and evaluation properties are assessed for impairment by management whenever indicators of impairment exist. An impairment loss is recognized if it is determined that the carrying value exceeds the recoverable amount.

Share-based payments

The Company may grant stock options to buy common shares of the Company to directors, officers, employees and non-employees. The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received and is based on the fair value of the goods or services received or the fair value of the equity instruments issued if this is a more reliable measure. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of stock options expected to vest.

Asset impairment

The Company performs impairment tests on mineral properties, when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on project by project basis with each project representing a single cash generating unit.

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Income taxes

Deferred income tax is recognized using the liability method on temporary differences arising between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. Deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect either accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets are recognized only to the extent that it is probable that future profit will be available against which such assets can be utilized.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Common shares

The Company has adopted a pro-rata method for the measurement of shares and warrants issued as units in financing arrangements. The pro-rata method requires the gross proceeds and the related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

The fair value of the common shares is based on the closing price on the closing date of the transaction using the Black-Scholes Option Pricing Model. The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method whereby all in the money options and warrants are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. In periods of loss basic and diluted loss per share are the same, as the effect of the exercise of outstanding options and warrants is anti-dilutive.

Financial instruments

Financial Assets
Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and Receivables
These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-For-Sale Financial Assets
Non-derivative financial assets that do not meet the definition of loans and receivables are classified as available-for-sale and comprise principally the Company's strategic investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss. Available-for-sale financial assets that do not have a quoted price in an active market, and are not reliably measurable, are initially recognized at cost. If there is objective evidence that an impairment loss has been incurred the amount or the impairment loss is measured as the difference between the carrying amount and the present value of the estimated future cash flows. These impairments are not reversed. As at October 31, 2017, the Company’s investment in MSB SA is classified as available-for-sale financial instrument at cost (2016 – none).

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

Held-For-Trading Financial Assets
Financial assets held-for-trading are designated upon initial recognition as at fair value through profit or loss. Financial assets held-for-trading are classified as fair value through profit and loss if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets held-for-trading includes derivative financial instruments acquired or entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement. Included in this class are investments in marketable securities of other public companies. Related realized and unrealized gains and losses are included in profit or loss.

Impairment on Financial Assets
At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities
Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred, and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument. Other financial liabilities comprise trade payables and accrued liabilities and are subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the year which are unpaid.

Accounting standards issued but not yet effective

The following accounting standards are issued but not yet effective. The Company has not early-adopted these revised standards and expects no significant effect on the Company’s consolidated financial statements when adopted.

IFRS 9 Financial Instruments

IFRS 9 includes requirements for recognition, measurement, and derecognition of financial instruments and hedge accounting. The IASB is adding to the standard as it completes the various phases of its comprehensive project on financial instruments, and so it will eventually form a complete replacement for IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 was originally issued in November 2009, reissued in October 2010, and then amended in November 2013. The current version of IFRS 9 is applicable to annual periods beginning on or after January 1, 2018.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019.

4.	DISPOSITION OF BRZ MEX HOLDINGS LTD. AND MINERA BRG SA de CV

As a result of the agreement entered into during the year ended October 31, 2016 with Commander, the Company determined it lost control of its Mexican Subsidiaries. In accordance with the guidance of IFRS 10, the Company derecognized the carrying value of the assets and liabilities of the Mexican subsidiaries on the effective date of the Commander Agreement and concurrently recognized the fair value of the consideration received from Commander. The gain on the disposition and de-recognition of the Mexican subsidiaries is summarized as follows:

October 31, 2016

De-recognition of subsidiary assets and liabilities
Mineral properties
October Dome	$(25,000)
Flume	(13,325)
Mt. Polley	(210,000)
Net working capital of Mexican subsidiaries	(4,183)
(252,508)
Reclassification of foreign currency balances	3,267
(249,241)
Consideration received:
Commander shares recorded at fair value on inception [note 6]	720,000
Cash	15,000
Price adjustment receivable	2,370
Gain on disposition of Mexican subsidiaries	$488,129

5.	ACQUISITION OF Li3 ENERGY, INC.

On September 28, 2017 the shareholders of Li3 Energy approved an agreement and plan of merger (the “Merger Agreement”) entered between the Company and Li3 Energy on January 27, 2017, under which the Company acquired Li3 Energy. Pursuant to the Merger Agreement, LI Acquisition Corporation (“Sub”) merged with Li3 Energy (the “Merger”), with Li3 Energy surviving the Merger as a wholly owned subsidiary of the Company. In exchange for each share of Li3 Energy common stock was converted into an aggregate of 16,000,000 common shares of the Company.

In connection with the agreement with Li3 Energy, the Company settled the principal of $525,000 of convertible debt owed by Li3 Energy plus a 22% interest bonus through the issue of 1,685,568 units. Each unit comprises of one common share and one-half warrant with each whole warrant entitling the holder to acquire an additional common share for one year following the close of the proposed transaction. The fair value of the shares on the date of closing was $1,281,032. The fair value of the share purchase warrants was $246,421. The fair value of the warrants was calculated using the Black-Scholes Option pricing model with the following weighted average assumptions; stock price $0.76, exercise price $0.80 and $0.82, term of 1.11, volatility 99.97%, dividend yield of 0% and a risk-free rate of 0.88.

Per the January 19, 2016 shareholders’ agreement (the “shareholders agreement”), between Li3 Energy and Minera Salar Blanco SpA (“MSB SA”), Li3 Energy was required to make payments to the capital requirements of Minera Li Energy SpA. Under the terms of the shareholders’ agreement, MSB SA advanced Minera Li Energy SpA US$1,800,000 secured over Li3 Energy’s interest in Minera Li Energy SpA.

5.	ACQUISITION OF Li3 ENERGY, INC. (CONTINUED)

Following the merger agreement, the amount owed by Li3 Energy was reduced by US$1,200,000 to allow MSB SA full ownership of Minera Li Energy SpA. On acquisition, the balance owing was US$577,272. Further to the agreement, Li3 was required to pay MSB SA an additional US$454,901 plus accrued interest of US$102,375. In aggregate notes payable of US$1,134,548 (CDN$1,415,916) were assumed in the acquisition.

Both loans accrued interest at 8.5%, were secured over the Company’s interest in Minera Li Energy SpA, and had a maturity of January 19, 2018. Subsequent to October 31, 2017, the loans were settled in full.

The cost of the acquisition was allocated first to the monetary assets and liabilities with the excess allocated to the 17.67% shareholding MSB SA. The 17.67% shareholding entitles the Company to one representative on the board of MSB SA which represents a 16.67% voting interest. The Company’s investment is not subject to any preferential rights and the Company does not have the power to participate in the operating and financial policies of MSB SA. Therefore, as the Company’s interest is less than 20%, significant influence is not met, and the investment is accounted for as a financial asset in accordance with IAS 39, Financial Instruments: Recognition.

The acquisition of Li3 Energy was recorded in the accounts of the Company at its fair value determined as follows:

16,000,000 Shares issued to shareholders of Li3	$12,160,000
Finder’s fee [note 10]	721,650
Units issued on settlement of Li3 convertible loan [note 10]	1,281,032
Warrants issued on conjunction of Li3 loan settlement [note 10]	246,421
Legal expenses related to merger	93,347
Cash, net of cash received	168,849

Total	$14,671,299

A summary of the allocation of the cost of the acquisition is as follows:

Investment in MSB SA	16,362,380
Accounts payable	(275,165)
Notes payable	(1,415,916)

Total	$14,671,299

The continuity of the notes payable assumed on the merger is shown below:

2017
Balance, October 31, 2016	$-
Notes payable assumed	1,415,916
Interest	3,731
Repayment	(687,500)
Foreign exchange loss (gain)	59,578

Balance, October 31, 2017	$791,725

6.	INVESTMENT IN MARKETABLE SECURITIES

	Number of	October 31,	October 31,
	shares	2017	2016
Commander Resources Ltd.
Fair value at inception	12,000,000	$720,000	$720,000
Disposal	(2,724,000)	(163,440)	-
Adjusted cost base	9,276,000	556,560	720,000
Unrealized loss		(185,520)	(120,000)
Fair value, end of the period		371,040	600,000

Golden Predator Mining Corp.
Fair value at agreement date [note 5]	85,000	65,700	-
Disposal	(35,000)	(21,700)
Adjusted cost base	50,000	44,000	-
Unrealized loss		(11,500)
Fair value, end of the period		32,500	-

Rise Gold Corp.
Fair value, beginning of period	15,000	1	1
Disposal	(15,000)	(1)	-
Fair value, end of the period	-	-	1
		$403,540	$600,001

In connection with the Company’s disposition of the Mexican subsidiaries on September 23, 2016, the Company received 12,000,000 shares of Commander. These shares are designated as securities held for trading measured at fair value.

During the year, the Company sold its interest in the Yukon properties, as part of the consideration, the Company received 85,000 shares of Golden Predator Mining Corp. These shares have been designated as securities held for trading measured at fair value.

7.	INVESTMENT IN MSB SA

MSB SA is a private Chilean corporation with an objective to advance a business in the production of lithium. As a result of the merger and dissolution of Minera Li Energy SpA, the Company holds a 17.67% interest in MSB SA. The remaining shares of the company are owned by Lithium Power International Limited, a Chilean corporation, Minera Salar Blanco SpA, also a Chilean Corporation who each own 50% and 32.33% respectively.

MSB SA owns 60% Sociedades Legales Mineras Litio1 to 6 de la Sierra Hoyada de Maricunga (“SLM Litio 1-6”), a group of six private companies (the “Maricunga Companies”), and the Cocina Mining Concessions.

The Company’s investment in is recorded at cost as MSB SA does not have a quoted price in an active market. The Company completed an impairment assessment and did not identify objective evidence that an impairment loss had been incurred as at October 31, 2017.

8.	MINERAL PROPERTY INTERESTS

	October Dome	Mt Polley	Yukon	Fish Lake Valley Nevada	Total

Balance, October 31, 2015	$210,000	13,325	$25,004	$-	$248,329
Disposition of mineral property interests in connection with the Commander Agreement [note 4]	(210,000)	(13,325)	(25,000)		(248,325)

Balance, October 31, 2016	-	-	4	-	4
Asset Purchase Agreement for claims located in Esmeralda County, Nevada	-	-	-	1,745,194	1,745,194
Impairment	-	-	-	(1,624,694)	(1,624,694)

Balance, October 31, 2017	$-	$-	$4	$120,500	$120,504

October Dome

The October Dome gold property is located northwest of Likely, British Columbia, Canada. A portion of the property is subject to a 2% Net Smelter Royalty (“NSR”), with each 0.5% purchasable for $500,000. A further portion is subject to a 1.5% NSR royalty. In April 2015, the Company wrote down its interest in October Dome by an amount of $345,057. During the year ended October 31, 2016, this property was included in the disposition of the Mexican subsidiaries.

Mt Polley

The Mt. Polley copper-gold properties are located adjacent to Imperial Metals Corporation’s (“Imperial”) Mt. Polley open-pit copper gold mine, northeast of Williams Lake, British Columbia, Canada. The Company had a 90% interest in a portion of the Lloyd claims and a 100% interest in the remaining Lloyd claims, subject to a 1.5% NSR royalty. The Company also had a 100% interest in the Nordik, Buc, and Calm claims subject to a 2% NSR royalty. During the year ended October 31, 2016, this property was included in the disposition of the Mexican subsidiaries.

Fish Lake Valley, Nevada

On February 7, 2017, the Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims located in Esmeralda County, Nevada. To complete the purchase, the Company paid US $60,000 (CDN $81,900) in cash and issued 1,400,000 common shares of the Company with a fair value of $1,596,000 [Note 10]. On April 5, 2017, the Quit Claim deed transferring title of claims was signed. On May 8, 2017, the Company paid finders’ fees of 73,990 common shares with a fair value of $63,631 and paid a cash fee of $3,663.

The Company entered into an option agreement dated September 25, 2017 with First Division Ventures Inc. (“First Division”) to acquire a 100% interest in certain mining claims. The terms of the Agreement provide that in order for First Division to exercise the Option, it must make a cash payment in the initial amount of $20,000 and issue 20,000 common shares to Bearing within 10 days of execution, and thereafter issue an additional 4,000,000 common shares to Bearing by the third anniversary of the Agreement. First Division must also carry out a $3,000,000 work program on the Claims prior to the third anniversary of the Agreement: $120,000 within the first year, $800,000 during the second year and $2,000,000 by the end of the third year. First Division exercised the option subsequent to October 31, 2017. The Company retains a 3% NSR. The NSR is not subject to a buy-back or repurchase right.

8.	MINERAL PROPERTY INTERESTS (CONTINUED)

Fish Lake Valley, Nevada (continued)

The Company determined that the carrying value of the property should be impaired to the estimated current fair value of the consideration to be received under the option agreement for a total of $120,500. As a result, an impairment charge of $1,624,694 has been recorded in accordance with Level 3 of the fair value hierarchy.

Yukon

In the Yukon, the Company’s portfolio includes the Flume (subject to a 2.5% NSR), HY (subject to a 2% NSR), Jay, VM, VBA and Big properties. It also has royalties on properties owned by Aben Resources Ltd. (a 2% NSR on the VF property) and Precipitate Gold Corporation (a 2% NSR on the Jay East Property). In July 2013, the Company wrote down acquisition costs on its Yukon properties (excluding Flume). During the year ended October 31, 2016, the Flume property was included in the disposition of the Mexican subsidiaries.

On January 3, 2017, the Company entered into a property purchase agreement with Golden Predator Mining Corp. (“Golden”), pursuant to which Golden has agreed to purchase all of the Company’s interest in certain mineral claims in the Yukon Territory. As partial consideration for the purchase agreement, Golden will pay to the Company an aggregate fee of $275,000, payable over 48 months from the execution date of the purchase agreement. In addition, Golden will issue shares according to the following schedule:

3500000 common shares on date of execution (received)
5000000 common shares 8 months after date of execution (received); and
Common shares equal to $600,000 on the 20 month, 32 month and 48 month anniversary of the execution date.

Under the terms of the purchase agreement, Golden will also grant to the Company a 2% net smelter royalty (“NSR”) on certain claims and a 1% NSR on the remaining claims. Golden has the right to re-purchase 50% of the NSR for $1,000,000 at any time.

During the year ended October 31, 2017, the transaction completed and the Company received $30,000 and 85,000 common shares, initially measured at a fair value of $65,700. These amounts have been recognized recovery on disposition of mineral properties in the consolidated statement of loss and comprehensive loss.

9.	RELATED PARTY DISCLOSURE

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Remuneration attributed to key management personnel can be summarized as follows:

	Year ended October 31,
	2017	2016

Management and Consulting	$243,269	$52,392
Share-based compensation	65,365	220,277
	$308,634	$272,669

As at October 31, 2017, included in accounts payable and accrued liabilities is $27,077 (2016 - $2,730) owing to related parties. The amount is non-interest bearing and has no terms of repayments.

10.	SHARE CAPITAL

Common shares

For the year ended October 31, 2017:

On December 16, 2016, the Company issued 2,865,000 units for gross proceeds of $1,146,000. Each unit consisted of one common share and one half share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.80 per warrant. Total proceeds were allocated based on the proportionate fair value of the common share and the warrant, with $257,567 of the proceeds allocated to the warrant and $888,433 allocated to the common share.

In conjunction with the financing, the Company paid aggregate finder’s fees of $68,178 and issued 147,000 broker’s warrants measured at a fair value of $42,617 and having the same terms as the warrants issued as units pursuant to this financing.

On March 10, 2017, the Company issued 1,400,000 common shares of the Company with a fair value of $1,596,000 pursuant to an asset purchase agreement signed February 7, 2017. On May 8, 2017, in connection with the asset purchase agreement signed February 7, 2017, the Company issued an additional 73,990 common shares with a fair value of $63,631 [note 5].

On July 11, 2017, in connection with definitive agreement and plan of merger with Li3 Energy Inc. [note 5], the Company issued 1,685,568 common shares and 842,786 common share purchase warrants with a fair value of $1,281,032 and $246,421 respectively. The shares and warrants were subject to closing of the merger with Li3 Energy Inc. and as such the options and warrants were valued at the date of closing.

On September 28, 2017, the company issued 16,000,000 on the merger and acquisition of Li3 Energy Inc. [note 5] and 949,540 finders shares in connection with the merger. The shares were valued at market value of the shares at the date of closing of the transaction of $0.76 for a total value of $12,881,650.

For the year ended October 31, 2017, the Company issued 725,000 common shares pursuant to the exercise of stock options for proceeds of $188,750. Previously recognized grant date fair value of $131,883 was reclassified from contributed surplus to common shares.

For the year ended October 31, 2017, the Company issued 12,482,615 common shares pursuant to the exercise of warrants for proceeds of $3,120,654. Previously recognized grant date fair value of $485,565 was reclassified from contributed surplus to common shares.

For the year ended October 31, 2016:

For the year ended October 31, 2016, the Company completed a non-brokered private placement and issued in aggregate 12,000,000 units at a price of $0.13 per unit for gross proceeds of $1,560,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.25 per share. In conjunction with the financing, the Company paid aggregate finder’s fees of $87,541 and issued 482,615 broker’s warrants having a fair value of $16,510 and having the same terms as the warrants issued as units pursuant to this private placement. Total proceeds were allocated based on the proportionate fair value of the common share and the warrant, with $456,000 of the proceeds allocated to the warrant and $1,104,000 allocated to common share.

10.	SHARE CAPITAL (CONTINUED)

Warrants Warrant transactions and the number of warrants outstanding are summarized below:

	Number	Weighted Average Exercise Price $
Balance, October 31, 2015	-	-
Private placement of equity units	12,000,000	0.25
Brokers’ warrants issued as finders’ fees	482,615	0.25
Balance, October 31, 2016	12,482,615	0.25
Private placement of equity units	1,432,500	0.80
Brokers’ warrants issued as finders’ fees	147,000	0.80
Warrants issued in connection with Li3 Energy Inc. merger [note 5]	842,786	0.82
Exercised	(12,482,615)	(0.25)
Balance, October 31, 2017	2,422,286	0.81

Date of Expiry	Exercise Price	October 31, 2017	October 31, 2016
October 21, 2017	$0.25	-	12,482,615
December 16, 2017	$0.80	1,579,500	-
July 11, 2018	$0.80	657,558	-
January 11, 2019	$0.88	185,228	-
Total Outstanding and Exercisable	$0.38	2,422,286	12,482,615

The fair value of the broker warrants of $42,617 (2016 - $16,510) issued in connection with the private placement were calculated using the Black-Scholes Option Pricing Model with the following assumptions: stock price $0.50, exercise price $0.80, term of 1 year, volatility of 191.53%, dividend yield of 0% and a risk-free interest rate of 0.62 (2016 – 0.54).

As of October 31, 2017, the weighted average remaining life for outstanding warrants was 0.43 years.

Options

The Company has a stock option plan (the “Plan”) that permits the grant of share purchase options up to 10% of the issued and outstanding common shares of the Company to directors, officers, key employees and consultants. Terms and pricing of options are determined at the date of grant in accordance with the Plan.

10.	SHARE CAPITAL (CONTINUED)

Options (Continued) Stock option transactions and the number of stock options outstanding are summarized below:

	Number	Weighted Average Exercise Price $
Balance, October 31, 2015	325,000	0.36
Forfeited	(25,000)	0.20
Expired	(125,000)	0.60
Granted	1,325,000	0.27
Balance, October 31, 2016	1,500,000	0.26
Granted	2,130,000	0.73
Exercised	(725,000)	0.25
Balance, October 31, 2017	2,905,000	0.61

Date of Expiry	Exercise Price	October 31, 2017	October 31, 2016
August 1, 2019	$0.20	75,000	175,000
October 6, 2021	$0.80	1,250,000	-
October 10, 2021	$0.84	80,000	-
October 24, 2021	$0.26	700,000	1,325,000
December 2, 2021	$0.50	125,000	-
January 4, 2022	$0.50	125,000	-
January 5, 2022	$0.55	125,000	-
January 6, 2022	$0.58	225,000	-
January 9, 2022	$0.59	50,000	-
May 25, 2022	$0.83	150,000	-
Total Outstanding	$0.61	2,905,000	1,500,000
Total Exercisable		1,500,000	1,500,000

As of October 31, 2017, the weighted average remaining life for outstanding options was 3.98 years.

The fair value of the stock options issued during the year ended October 31, 2017 of $740,070 (2016 - $275,346) were calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	October 31, 2017	October 31, 2016

Share price	0.74	0.26
Exercise price	0.73	0.26
Expected life	4.35 years	5 years
Annualized volatility	169%	114%
Expected dividend yield	0%	0%
Risk-free interest rate	1.42%	0.66%
Fair value per option	$0.63	$0.21

11.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development of mineral property interest. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is largely dependent upon external financings to fund activities. In order to carry out planned acquisition and development and pay for administrative costs, the Company will spend its existing working and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financing resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the year ended October 31, 2017. The Company is not subject to externally imposed capital restrictions.

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26% (2016 - 26%) to income before income taxes. The reasons for the differences are as follows:

	October 31, 2017	October 31, 2016

Net loss for the year	$(4,991,783)	$(95,563)
Statutory tax rate	26%	26%

Expected income tax recovery	(1,298,000)	(25,000)
Permanent differences	(178,000)	71,000
Disposition of Mexican subsidiaries	-	538,000
Mineral property interests	-	651,000
Effect of true-up of prior year provision	2,000	(430,000)
Other	123,000	(44,000)
Change in unrecognized tax assets	1,351,000	(761,000)
	$-	$-

12.	INCOME TAXES (CONTINUED)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	October 31, 2017	October 31, 2016

Share issuance costs	$28,000	$18,000
Marketable securities	45,000	16,000
Capital losses	-	138,000
Non-capital losses	1,760,000	732,000
Property and equipment	1,000	1,000
Exploration and evaluation assets	422,000	-
Unrecognized deferred tax assets	(2,256,000)	(905,000)
Net deferred tax assets	$-	$-

The Company has incurred non-capital losses of approximately $6,834,000 that may be carried forward and used to reduce taxable income. These losses will expire commencing in 2031.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value

The fair value of the Company’s financial instruments is approximated by their carrying value due to their short-term nature.

IFRS 13 establishes a fair value hierarchy for financial instruments measured at fair value that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

The fair value of cash and marketable securities (with the exception of shares in Rise Gold Corp.) are based on Level 1 inputs. There are no financial instruments subject to level 2 or level 3 fair value measurements.

Categories of financial instruments

Financial Assets	October 31, 2017	October 31, 2016
FVTPL
Cash	$2,601,164	$1,856,756
Investment in marketable securities	403,540	600,001
	$3,004,704	$2,456,757
Financial Liabilities
Accounts payable and accrued liabilities	$410,440	$45,779
Due to Minera Salar Blanco SpA	791,725	-
	$1,202,165	$45,779

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Categories of financial instruments (continued)

The Company’s financial instruments are exposed to certain financial risks, which include foreign currency risk, interest rate risk, credit risk, liquidity risk and other price risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s exposure to these risks and its methods of managing the risks remain consistent.

Credit risk

Concentration of credit risk exists with respect to the Company’s cash, as all amounts are held at a major Canadian financial institution and a major Chilean financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

Cash	2017	2016

Canadian financial institution	$2,600,171	$1,856,756
Chilean financial institution	993	-
	$2,601,164	$1,856,756

The credit risk associated with cash is minimized by ensuring that substantially all dollar amounts are held with a major financial institution with strong investment-grade ratings by a primary ratings agency.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances as its sole source of cash. The Company manages liquidity risk by trying to maintain an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. The Company normally maintains sufficient cash to meet the Company’s business requirements; as at October 31, 2017, the cash balance of $2,601,164 which are sufficient to meet its obligations related to its current financial liabilities of $1,202,165. However, to meet required administrative and exploration and evaluation expenditures over the next twelve months the Company may be required to raise additional capital in the future to fund its operations.

Market risk

[i] Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents held at October 31, 2017. A 100 basis point (1%) increase or decrease in the interest rate in 2017 would have resulted in approximately a $5,700 change in the Company’s reported loss for the year ended October 31, 2017 based on its closing balance during the fiscal year.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

[ii] Currency risk The carrying amounts of the Company’s foreign currency denominated monetary assets are as follows:

	October 31, 2017		October 31, 2016
	US $	Cdn $	US $	Cdn $
Cash	70,665	88,332	33,882	45,401
Accounts payable	(821,386)	(1,059,014)	-	-

As at October 31, 2017, the Company incurs expenses in Canadian dollars and United States dollars. The Company therefore has exposure to fluctuations in the Canadian dollar - United States dollar exchange rate. On the basis of current market conditions, the Company has determined that a 10% change in foreign exchange rates would affect the fair value of total assets by approximately $105,000.

[iii] Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.

14.	SEGMENTED INFORMATION

During the years ended October 31, 2017 and 2016, the Company operated in one industry segment: mineral exploration; within three geographic segments: Canada, United States and Chile. The Company and all subsidiaries are operated as one entity with a common management located at the Company’s head office. The Company’s non-current assets by geographic areas for the years ended December 31, 2017 and 2016 are as follows:

October 31, 2017	Canada	United States	Chile	Total
Non-current assets
Investment in MSB SA	$-	$-	$16,362,380	$16,362,380
Exploration and evaluation of assets	-	120,504	-	120,504
Reclamation bond	21,993	-	-	21,993
	$21,993	$120,504	$16,362,380	$16,504,877

October 31, 2016	Canada	United States	Mexico	Total
Non-current assets
Exploration and evaluation of assets	$-	$4	$-	$4
Reclamation bond	21,993	-	-	21,993
	$21,993	$4	$-	$21,997

15.	SUBSEQUENT EVENTS

	a)	On November 22, 2017 the Company paid US$620,963 (Cdn$792,348) to settle the balance outstanding owed on the loan from Minera Salar Blanco SpA to Li3 Energy, Inc.

	b)	Subsequent to October 31, 2017, the company issued 533,000 shares common shares pursuant to the exercise of 533,000 warrants for proceeds of $343,225.

Bearing Resources Ltd.

Consolidated Financial Statements

For the Year Ended October 31, 2016

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bearing Resources Ltd.

We have audited the accompanying consolidated financial statements of Bearing Resources Ltd., which comprise the statement of financial position as at October 31, 2016, and the statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bearing Resources Ltd. as at October 31, 2016 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other Matter

The consolidated financial statements of Bearing Resources Ltd. as at October 31, 2015 and for the year then ended were audited by another auditor who expressed an unmodified opinion on those statements on February 11, 2016.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

February 27, 2017

Bearing Resources Ltd. Consolidated Statement of Financial Position As at October 31, 2016 and 2015 (Expressed in Canadian dollars)

	Note	2016 $	2015 $

ASSETS
Current assets
Cash		1,856,756	573,816
Accounts receivable		18,032	4,790
Prepaid expense	5	24,337	-
Investment in marketable securities		600,001	1
		2,499,126	578,607
Non-current assets
Reclamation bond		21,993	21,942
Mineral property interests	6	4	248,329
		2,521,123	848,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	45,779	22,419

SHAREHOLDERS’ EQUITY
Common shares	8	9,677,738	8,677,789
Contributed surplus	8	5,770,948	5,023,092
Accumulated other comprehensive income		-	3,267
Deficit		(12,973,342)	(12,877,689)
Total shareholders’ equity		2,475,344	826,459
Total liabilities and shareholders’ equity		2,521,123	848,878

The accompanying notes are an integral part of these consolidated financial statements.

Subsequent Events [Note 12]

These consolidated financial statements were approved for issuance by the Board of Directors on February 27, 2017 and signed on its behalf by:

/s/ Kirk Shaw	/s/ Jeremy Poirier
Director	Director

Bearing Resources Ltd. Consolidated Statement of Loss and Comprehensive Loss For the years ended October 31, 2016 and 2015 (Expressed in Canadian dollars)

		2016	2015
	Note	$	$

Exploration costs
Expenditures		22,442	1,645
Write –downs of mineral property interests	6	-	345,057
		22,442	346,702
Operating expenses
Audit, filing and legal fees		89,026	56,447
Consulting and labour	7	65,159	98,530
Office		12,832	20,960
Other costs		2,774	2,113
Share-based payment expense	8	275,346	-
		(467,579)	(524,752)
Other income (expense)
Gain on disposition of Mexican subsidiaries	4	488,129	-
Foreign exchange gain		3,652	10,633
Interest income		145	5,410
Loss on disposal of shares		-	(1,570)
Unrealized loss on investment	5	(120,000)	-
		371,926	14,473

Net loss for the year		(95,653)	(510,279)

Other comprehensive expense
Items that may be reclassified subsequently to loss for the year
Foreign currency translation adjustment		-	(2,019)
Reclassification of foreign currency translation adjustment		(3,267)	-

Comprehensive loss		(98,920)	(512,298)

Basic and diluted loss per common share		0.01	0.08

Weighted average number of common shares outstanding		6,801,179	6,472,412

The accompanying notes are an integral part of these consolidated financial statements.

Bearing Resources Ltd. Consolidated Statement of Shareholders’ Equity For the year ended October 31, 2016 and 2015 (Expressed in Canadian dollars)

	Common Shares s
	No. of shares	Amount	Contributed Surplus	AOCI	Deficit	Shareholders’ equity
	#	$	$	$	$	$
Balance, October 31, 2014	6,472,412	8,677,789	5,023,092	5,286	(12,367,410)	1,338,757

Foreign currency translation adjustments	-	-	-	(2,019)	-	(2,019)
Net loss for the year	-	-	-	-	(510,279)	(510,279)
Balance, October 31, 2015	6,472,412	8,677,789	5,023,092	3,267	(12,877,689)	826,459
Issued for cash pursuant to private placement [note 8]	12,000,000	1,104,000	456,000	-	-	1,560,000
Share issuance costs [note 8]	-	(87,541)	-	-	-	(87,541)
Finders warrants [note 8]	-	(16,510)	16,510	-	-	-
Share-based payment expense [note 8]	-	-	275,346	-	-	275,346
Disposition of Mexican subsidiaries [note 4]	-	-	-	(3,267)	-	(3,267)
Net loss for the year	-	-	-	-	(95,653)	(95,653)
Balance, October 31, 2016	18,472,412	9,677,738	5,770,948	-	(12,973,342)	2,475,344

The accompanying notes are an integral part of these consolidated financial statements.

Bearing Resources Ltd. Statements of Cash Flow For the years ended October 31, 2016 and 2015 (Expressed in Canadian dollars)

	2016	2015
	$	$
OPERATING ACTIVITIES
Net loss for the year	(95,653)	(510,279)
Add items not affecting cash:
Gain on disposition of Mexican subsidiaries	(488,129)	-
Share-based payment expense	275,346	-
Unrealized loss on investment	120,000	-
Unrealized foreign exchange	(3,267)	-
Accrued interest income	(51)	-
Loss on disposal of shares	-	1,570
Mineral property write-downs	-	345,057
Unrealized foreign exchange (gain)	-	(10,633)
Changes in non-cash working capital items relating to operations:
Accounts receivable	(11,788)	(46)
Prepaid expenses and other	(24,337)	-
Accounts payable and accrued liabilities	23,360	4,928
Cash used in operating activities	(204,519)	(169,403)

INVESTING ACTIVITIES
Proceeds from disposition of subsidiaries	15,000	-
Proceeds of investment disposition	-	5,630
Cash provided by investing activities	15,000	5,630

FINANCING ACTIVITIES
Issuance of common shares, net of issuance costs	1,472,459	-
Cash provided by financing activities	1,472,459	-

Effect of exchange rate changes on cash and cash equivalents	-	8,614

Increase (decrease) in cash and cash equivalents	1,282,940	(155,159)
Cash and cash equivalents, beginning of the year	573,816	728,975
Cash and cash equivalents, end of the year	1,856,756	573,816

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE OF OPERATIONS

Business Description

Bearing Resources Ltd. (the “Company” or “Bearing”) is engaged in the exploration and development of mineral properties. The Company’s registered office is 2600-1066 West Hastings Street, Vancouver, British Columbia, Canada.

On September 23, 2016, the Company completed a transaction with Commander Resources Ltd. (“Commander”) whereby Bearing transferred certain of its Canadian mineral property interests to its wholly owned subsidiaries, BRZ Mex Holdings Ltd. (“BRZM”) and Minera BRG SA de CV (“Mexican subsidiaries”). Subsequent to the transfer of the mineral property interests, Bearing transferred its shareholdings in the Mexican subsidiaries to Commander in exchange for 12,000,000 common shares of Commander and payment of $15,000 (“Commander Agreement”)(note 4).

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company for the year ended October 31, 2016 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 27, 2017.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial assets and financial liabilities to fair value.

These consolidated financial statements included the accounts of the Company and its Mexican subsidiaries for the year ended October 31, 2015 and up to the disposition of both subsidiaries on September 23, 2016. All intercompany transactions, balances, income and expenses have been eliminated on consolidation.

The Company controls an investee if the Company has:

(i)	power over the investee;
(ii)	exposure, or rights, to variable returns from its involvement with the investee; and
(iii)	the ability to use its power over the investee to affect its returns.

2.	BASIS OF PREPARATION (CONTINUED)

Basis of measurement (continued)

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including but not limited to:

(i)	the contractual arrangement with the other vote holders of the investee;
(ii)	rights arising from other contractual arrangements; and
(iii)	the Company’s potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in loss and comprehensive loss from the date that the Company gains control until the date that the Company ceases to control the subsidiary.

Critical accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

i.	Management is required to assess the functional currency of the Company. In concluding that the Canadian dollar is the functional currency of the Company, management considered the currency that mainly influences the operating expenditures in the jurisdiction in which the Company operates.

ii.	Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfer and title may be affected by undetected defects.

iii.	The Company determined that the transfer of the shares of BRZM represented a loss of control of the subsidiary resulting in the de-recognition of the assets and liabilities of BRZM from the consolidated financial statements.

2.	BASIS OF PREPARATION (CONTINUED)

Critical accounting judgments, estimates and assumptions (continued)

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:

	i.	Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted

Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

The Company has not recorded any deferred tax assets.

	ii.	Management uses the Black-Scholes Option Pricing Model for valuation of share based compensation and brokers’ warrants, which requires the input of subjective assumptions including expected price volatility, risk-free interest rates and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results of operations and equity reserves.

3.	SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which they operate. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. The Company’s Mexican subsidiaries had a Mexican peso functional currency. Transactions in other than an entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions.

The consolidated financial statements of subsidiaries that have a functional currency other than the Canadian dollar were translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate for the period. All resulting changes are recognized in other comprehensive income as foreign currency translation adjustments.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

Exploration and evaluation costs relating to non-specific projects or properties or those incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred. Property acquisition costs are capitalized. Exploration and evaluation costs, other than property acquisition costs, are recognized as mineral property interests on the statement of financial position when management has established that a resource exists and that the costs can be economically recovered. Once the technical feasibility and commercial viability of the extraction of resources from a particular mineral property has been determined, exploration and evaluation assets are reclassified to mine properties within property, plant and equipment.

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral property interest.

Asset impairment

The Company performs impairment tests on mineral properties, when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on project by project basis with each project representing a single cash generating unit.

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Income taxes

Deferred income tax is recognized using the liability method on temporary differences arising between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. Deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect either accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets are recognized only to the extent that it is probable that future profit will be available against which such assets can be utilized.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of equity units

The Company has adopted a pro-rata method for the measurement of shares and warrants issued as units in financing arrangements. The pro-rata method requires the gross proceeds and the related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

The fair value of the common shares is based on the closing price on the closing date of the transaction using the Black-Scholes Option Pricing Model. The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method whereby all in the money options and warrants are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. In periods of loss basic and diluted loss per share are the same, as the effect of the exercise of outstanding options and warrants is anti-dilutive.

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments (continued)

Available-For-Sale Financial Assets

Non-derivative financial assets that do not meet the definition of loans and receivables are classified as available-for-sale and comprise principally the Company's strategic investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Held-For-Trading Financial Assets

Financial assets held-for-trading are designated upon initial recognition as at fair value through profit or loss. Financial assets held-for-trading are classified as fair value through profit and loss if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets held-for-trading includes derivative financial instruments acquired or entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Included in this class are investments in marketable securities of other public companies not qualifying as subsidiaries or associates. Related realized and unrealized gains and losses are included in profit or loss.

Impairment on Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred, and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument. Other financial liabilities comprise trade payables and accrued liabilities and are subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the year which are unpaid.

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards and Interpretations

At the date of the approval of the consolidated financial statements, a number of standards and interpretations were in issue but not yet effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	DISPOSITION OF BRZ MEX HOLDINGS LTD. AND MINERA BRG SA de CV

The Company determined that the Commander Agreement represented a loss of control of its Mexican subsidiaries. In accordance with the guidance of IFRS 10, the Company derecognized the carrying value of the assets and liabilities of the Mexican subsidiaries on the effective date of the Commander Agreement and concurrently recognized the fair value of the consideration received from Commander. The gain on the disposition and de-recognition of the Mexican subsidiaries is summarized as follows:

October 31, 2016

De-recognition of subsidiary assets and liabilities

Mineral properties
October Dome	$(25,000)
Flume	(13,325)
Mt. Polley	(210,000)
Net working capital of Mexican subsidiaries	(4,183)
(252,508)
Reclassification of foreign currency balances	3,267
(249,241)
Consideration received:
Commander shares recorded at fair value on inception[note 5]	720,000
Cash	15,000
Price adjustment receivable	2,370
Gain on disposition of Mexican subsidiaries	$488,129

5.	INVESTMENT IN MARKETABLE SECURITIES

	Number of shares	October 31, 2016	October 31, 2015

Commander Resources Ltd.

Fair value at inception [note 4]	12,000,000	$720,000	$-
Unrealized loss		(120,000)	-

Fair value, end of the year		600,000	-

Patriot Minefinders Inc.

Fair value, end of the year	1,200,000	1	1
		$600,001	$1

In connection with the Company’s disposition of the Mexican subsidiaries on September 23, 2016, the Company received 12,000,000 shares of Commander. These shares are designated as securities held for trading measured at fair value.

During the year ended October 31, 2013, the Company received 1,200,000 shares of Patriot Minefinders by way of a finder’s fee. There is no active market for these shares and therefore, the Company has recorded these shares at a nominal fair value of $1.

6.	MINERAL PROPERTY INTERESTS

	October Dome	Mt Polley	Yukon	Total
Balance, October 31, 2014	$555,057	$13,325	$25,004	593,386
Write-down of mineral property interest	(345,057)	-	-	(345,057)

Balance, October 31, 2015	210,000	13,325	25,004	248,329
Disposition of mineral property interests in connection with the Commander Agreement [note 4]	(210,000)	(13,325)	(25,000)	(248,325)

Balance, October 31, 2016	$-	$-	$4	$4

October Dome

The October Dome gold property is located northwest of Likely, British Columbia, Canada. A portion of the property is subject to a 2% Net Smelter Royalty (“NSR”), with each 0.5% purchasable for $500,000. A further portion is subject to a 1.5% NSR royalty. In April 2015, the Company wrote down its interest in October Dome by an amount of $345,057. During the year ended October 31, 2016, this property was included in the disposition of the Mexican subsidiaries.

6.	MINERAL PROPERTY INTERESTS (CONTINUED)

Mt Polley

The Mt. Polley copper-gold properties are located adjacent to Imperial Metals Corporation’s (“Imperial”) Mt. Polley open-pit copper gold mine, northeast of Williams Lake, British Columbia, Canada. The Company has a 90% interest in a portion of the Lloyd claims and a 100% interest in the remaining Lloyd claims, subject to a 1.5% NSR royalty. The Company also has a 100% interest in the Nordik, Buc, and Calm claims subject to a 2% NSR royalty. The NSR royalty on each claim group with the exception of the Buc claims can be purchased for $500,000 for each one-half percent.

The Mt. Polley properties previously included an additional area adjacent to Imperial’s Boundary Zone that was sold to Imperial over which the Company retained a royalty interest. The royalty is $2.50 per tonne for the first 400,000 tonnes of material milled and $1.25 per tonne for all tonnes milled in excess of 400,000 tonnes. The royalty in excess of 400,000 tonnes can be reduced to $0.62 per tonne for a payment of $1,000,000. The Company is entitled to 90% of the aforementioned royalties. During the year ended October 31, 2016, this property was included in the disposition of the Mexican subsidiaries.

Yukon

In the Yukon, the Company’s portfolio includes the Flume (subject to a 2.5% NSR), HY (subject to a 2% NSR), Jay, VM, VBA and Big properties. It also has royalties on properties owned by Aben Resources Ltd. (a 2% NSR on the VF property) and Precipitate Gold Corporation (a 2% NSR on the Jay East Property). In July 2013, the Company wrote down acquisition costs on its Yukon properties (excluding Flume). During the year ended October 31, 2016, the Flume property was included in the disposition of the Mexican subsidiaries.

7.	RELATED PARTY DISCLOSURE

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Remuneration attributed to key management personnel can be summarized as follows:

	Year ended October 31,
	2016	2015

Consulting and labour	$52,392	$86,285
Share based compensation	220,277	-
	$272,669	$86,285

As at October 31, 2016, included in accounts payable and accrued liabilities is $2,730 (2015 - $nil) owing to related parties for accrued management, consulting fees, professional fees and expense reimbursements.

8.	SHARE CAPITAL

Common shares

On October 21, 2016, the Company completed a non-brokered private placement and issued in aggregate 12,000,000 units at a price of $0.13 per unit for gross proceeds of $1,560,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.25 per share. In conjunction with the financing, the Company paid aggregate finder’s fees of $87,541 and issued 147,000 broker’s warrants having a fair value of $16,510 and having the same terms as the warrants issued as units pursuant to this private placement.

Common share purchase warrants

Common share purchase warrant transactions and the number of common share purchase warrants outstanding are summarized below:

	Number	Weighted Average Exercise Price
Balance, October 31, 2014 and 2015	-	$-
Private placement of equity units	12,000,000	0.25
Brokers’ warrants issued as finders’ fees	147,000	0.25
Balance, October 31, 2016	12,147,000	$0.25

	Number	Exercise Price
Date of Expiry
October 21, 2017	12,147,000	$0.25

The gross proceeds of $1,560,000 received from the private placement of 12,000,000 units completed on October 21, 2016 were allocated between the shares and warrants included in the units on a relative fair value basis; the balance of the proceeds were allocated as: common shares - $1,104,000; warrants - $456,000.

The fair value of the broker warrants of $16,510 issued in connection with the private placement were calculated using the Black-Scholes Option Pricing Model with the following assumptions: stock price $0.27, exercise price $0.25, term of 1 year, volatility of 102%, dividend yield of 0% and a risk free interest rate of 0.54.

8.	SHARE CAPITAL (CONTINUED)

Common share purchase options

The Company has a stock option plan (the “Plan”) that permits the grant of share purchase options up to 10% of the issued and outstanding common shares of the Company to directors, officers, key employees and consultants. Terms and pricing of options are determined at the date of grant in accordance with the Plan.

Stock option transactions and the number of stock options outstanding are summarized below:

	Number	Weighted Average Exercise Price $
Balance, October 31, 2014	325,000	0.36
Forfeited	-	-
Expired	-	-
Granted	-	-
Balance, October 31, 2015	325,000	0.36
Forfeited	(25,000)	0.20
Expired	(125,000)	0.60
Granted	1,325,000	0.26
Balance, October 31, 2016	1,500,000	0.25

Date of Expiry	Exercise Price	Number of Options Outstanding	Number of Options Exercisable
August 1, 2019	$0.20	175,000	175,000
October 24, 2021	$0.26	1,325,000	1,325,000
Balance, October 31, 2016		1,500,000	1,500,000

As of October 31, 2016, the weighted average remaining life for outstanding options was 4.72 years.

During the year ended October 31, 2016, the Company recorded share-based payments of $275,346 (2015 - $nil) that were measured using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2016	2015

Share price	0.26	-
Exercise price	0.26	-
Expected life	5 years	-
Annualized volatility	114%	-
Expected dividend yield	0%	-
Risk-free interest rate	0.66%	-
Fair value per option	$0.21	-

9.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development of mineral property interest. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is largely dependent upon external financings to fund activities. In order to carry out planned acquisition and development and pay for administrative costs, the Company will spend its existing working and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financing resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the year ended October 31, 2016. The Company is not subject to externally imposed capital restrictions.

10.	INCOME TAXES

	October 31, 2016	October 31, 2015

Net loss for the year	$(95,563)	$(510,279)
Statutory tax rate	26%	26%

Expected income tax recovery	(25,000)	(132,000)
Permanent differences	71,000	6,000
Disposition of Mexican subsidiaries	538,000	-
Mineral property interests	651,000	-
Share issue costs	23,000	-
Effect of true-up of prior year provision	(430,000)	-
Other	(44,000)	-
Change in unrecognized tax assets	(784,000)	126,000
	$-	$-

10.	INCOME TAXES (CONTINUED)

The significant components of the Company’s unrecognized deferred income tax asset are as follows:

	October 31, 2016	October 31, 2015

Share issuance costs	$18,000	$-
Mineral property interests	-	585,000
Marketable securities	16,000	-
Capital losses	138,000	-
Non-capital losses	732,000	1,104,000
Property and equipment	1,000	-
	905,000	1,689,000
Unrecognized deferred tax assets	(905,000)	(1,689,000)
	$-	$-

The Company has incurred non-capital losses of approximately $2,712,000 that may be carried forward and used to reduce taxable income. These losses will expire commencing in 2031.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value

The fair value of the Company’s financial instruments is approximated by their carrying value due to their short-term nature.

IFRS 13 establishes a fair value hierarchy for financial instruments measured at fair value that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

The fair value of cash and marketable securities are based on Level 1 inputs. There are no level 2 or 3 financial instruments.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies. Accounts receivable are primarily from governments.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances as its sole source of cash. The Company manages liquidity risk by trying to maintain an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Market risk

[i] Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents held at October 31, 2016. A 100 basis point (1%) increase or decrease in the interest rate in 2016 would have resulted in approximately a $3,257 change in the Company’s reported loss for the year ended October 31, 2016 based on its closing balance during the fiscal year.

[ii] Currency risk

As at October 31, 2016, the Company incurs expenses in Canadian dollars, Mexican pesos and United States dollars. The Company therefore has exposure to United States dollars as the functional currencies of the Company and its Mexican subsidiaries are Canadian dollars and Mexican pesos respectively. Both of these exposures are immaterial.

[iii] Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.

12.	SUBSEQUENT EVENTS

[a]	On November 15, 2016, the Company issued 50,000 common shares pursuant to the exercise of stock options at $0.20 per share for proceeds of $10,000.

[b]	On December 12, 2016, the Company closed the first tranche of a non-brokered private placement and raised $1,096,000 by issuing 2,740,000 units. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire an additional share of the Company for a period of one year from the date of issuance at an exercise price of $0.80 per warrant.

On December 16, 2016, the Company closed a second tranche of the private placement. An additional 125,000 units at a price of $0.40 per unit for total gross proceeds of $50,000 was raised.

In total the Company raised an aggregate 2,865,000 units under both tranches of the private placement for gross proceeds of $1,146,000. A total of 147,000 finder’s warrants were issued. These finder’s warrants had the same terms as the warrants issued as part of the units.

12.	SUBSEQUENT EVENTS (CONTINUED)

[c]

On January 3, 2017, the Company entered into a property purchase agreement with Golden Predator Mining Corp. (“Golden”), pursuant to which Golden has agreed to purchase all of the Company’s interest in certain mineral claims in the Yukon Territory. As partial consideration for the purchase agreement, Golden will pay to the Company an aggregate fee of $275,000, payable over 48 months from the execution date of the purchase agreement. In addition, Golden will issue shares according to the following schedule:

		a.	35,000 common shares on date of execution (Issued January, 2017) ;

		b.	50,000 common shares 8 months after date of execution; and

		c.	Common shares equal to $600,000 on the 20 month, 32 month and 48 month anniversary of the execution date.

Under the terms of the purchase agreement, Golden will also grant to the Company a 2% net smelter royalty (“NSR”) on certain claims and a 1% NSR on the remaining claims. Golden has the right to re-purchase 50% of the NSR for $1,000,000 at any time.

[d]	Pursuant to the initial non-binding LOI with Li3 Energy Inc. (“Li3”) dated November 23, 2016, the Company agreed to repay the principal of $525,000 of convertible debt held by Li3 plus a 22% interest bonus. In addition, the Company agreed to pay the legal expenses of the convertible note holders’ up to a maximum of USD$15,000 and pay USD$30,000 to cover the convertible debt holders’ representative. Approximately USD$350,000 of the outstanding debt and interest will be settled with the issuance of units at a price of $0.40 each. Each unit will be comprised of one common share and one-half warrant. Each whole warrant will entitle the holder to acquire an additional common share for one year following the close of the proposed transaction.

On January 27, 2017, the Company entered into an agreement and plan of merger with Li3. Pursuant to the agreement, a newly-formed wholly owned subsidiary of the Company will merge with Li3, with Li3 surviving the merger as a wholly owned subsidiary of the Company. At the effective time of the merger, each common share of Li3 will be converted into the right to receive common shares of the Company for an aggregate of 16,000,000 shares. As a result Li3 shareholders will receive approximately 43% of the Company’s issued common shares. Option and warrant holders of Li3 will also receive the right to receive options and warrants of the Company on a one to one basis.

[e]	On February 7, 2017, the Company entered into an asset purchase agreement to acquire a 100% interest in 81 lode claims located in Esmeralda County, Nevada. To complete the purchase, the Company will pay US $60,000 in cash and issue 1,400,000 common shares of the Company.

[f]	Subsequent to October 31, 2016, the Company issued 1,410,245 common shares pursuant to the exercise of 1,410,245 warrants for proceeds of $352,561.

[g]	Subsequent to October 31, 2016, the Company granted:

•	125,000 stock options at an exercise price of $0.50 per option,

•	125,000 stock options at an exercise price of $0.55 per option,

•	225,000 stock options at an exercise price of $0.58 per option

•	50,000 stock options at an exercise price of $0.59 per option, and

•	125,000 stock options at an exercise price of $0.62 per option.

Each option entitles the holder to acquire one common share of the Company for a period of five years from the grant date.

Exhibit No.	Description

1.1	Articles (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-4 filed on April 10, 2017)

1.2**	Certificate of Name Change dated May 10, 2017

4.1

Asset Purchase Agreement (Fish Lake Property) dated February 6, 2016 between Bearing Resources Ltd. and Octagon Holdings Corp. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-4 filed on April 10, 2017)

4.2

Mineral Property Purchase Agreement (HY-JAY Properties) dated December 23, 2016 between Bearing Resources Ltd. and Golden Predator Mining Corp. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-4 filed on April 10, 2017)

4.3

Amendment to Agreement between Minera Salar Blanco S.p.A. and Li3 Energy, Inc., dated October 5, 2016. (incorporated by reference to Exhibit 10.1 of the Current Report of Form 8-K of Li3 Energy filed on October 11, 2016)

4.4	Letter of Intent between Li3 Energy, Inc. and Bearing Resources Ltd., dated December 9, 2016

4.5

Agreement by and between Minera Salar Blanco S.p.A. and Li3 Energy, Inc., dated August 30, 2016 (incorporated by reference to exhibits 10.1 of the Current Report on Form 8-K of Li3 Energy filed on September 12, 2016)

4.6

Investment Agreement dated September 12, 2016 by and among Minera Salar Blanco S.p.A, Minera Salar Blanco S.A., Minera Li Energy SpA, Lithium Power Investiones Chile SpA, and Lithium Power International Limited. (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-4/A filed on June 16, 2017)

4.7

Shareholders Agreement dated January 13, 2017 by and among Minera Salar Blanco S.p.A, Minera Salar Blanco S.A., Minera Li Energy SpA, Lithium Power Investiones Chile SpA, and Minera Li Energy SpA (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-4/A filed on June 16, 2017)

4.8

Amended and Restated Debt Settlement Agreement dated July 10, 2017 among Bearing, Lithium Corp., Li3 Energy Inc., and William Scrogins. (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-4/A filed on July 27, 2017)

4.9

Amended and Restated Debt Settlement Agreement dated July 10, 2017 among Bearing, Lithium Corp., Li3 Energy Inc., and Peter Jensen. (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-4/A filed on July 27, 2017)

4.10

Amended and Restated Debt Settlement Agreement dated July 10, 2017 among Bearing, Lithium Corp., Li3 Energy Inc., and John B. Grant. (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-4/A filed on July 27, 2017)

4.11

Amended and Restated Debt Settlement Agreement dated July 9, 2017 among Bearing, Lithium Corp., Li3 Energy Inc., and Mark Beemer. (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-4/A filed on July 27, 2017)

73

4.12**	Agreement and Plan of Merger with Li3 Energy Inc. dated January 27, 2017.

4.13**	Property Purchase Agreement with Golden Predator Mining Corp. dated December 23, 2016

4.14**	Option Agreement with First Division Ventures Inc. dated September 25, 2017

8.1	List of Subsidiaries
Li3 Energy, Inc. (Nevada)
Li3 Energy Peru SRL (Peru)
Alfredo Holdings, Ltd. (Cayman Islands)
Li3 Energy Copiapó, SA (Chile)

11.1**	Code of Business Conduct and Ethics

11.2**	Audit Committee Charter

12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 of Jeremy Poirier

12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 of Ann Fehr

13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeremy Poirier

13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Ann Fehr

15.1**	Consent of Worley Parsons Chile

15.2**	Technical Report (Maricunga Project) N° 209020-00049-F1-GE-TEN-0001 Canadian Standard N° NI 43 – 101 prepared by Worley Parsons dated December 21, 2017

__________

** Filed herewith.

74

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BEARING LITHIUM CORP.

(Registrant)

/s/Jeremy Poirier
Jeremy Poirier
President and Chief Executive Officer
(Principal Executive Officer)

/s/Ann Fehr
Ann Fehr
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: May 18, 2018

75